FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June, 2005

Commission File Number: 001-10579

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(562) 691-2020
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                            No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                            No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                             No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

TELECOMMUNICATIONS COMPANY OF CHILE

TABLE OF CONTENTS

Item
1	Report on the Financial Statements for the quarters ended March 31, 2005 and 2004 (Consolidated)
2	Management's Discussion and Analysis of the Consolidated Financial Statements for the periods ended as of March 31, 2005 and 2004

ITEM 1

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

REPORT ON THE FINANCIAL STATEMENTS

for the quarters ended
March 31, 2005 and 2004
(CONSOLIDATED)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONTENTS

Independent Auditors' Report

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

ThCh$: Thousands of Chilean pesos

UF:	The Unidad de Fomento, or UF, is an inflation-indexed peso denominated monetary unit in Chile. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month

ThUS$: Thousands of US dollars

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
MARCH 31, 2005 AND 2004

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004)

A S S E T S	Notes	2005	2004
		ThCh$	ThCh$
CURRENT ASSETS
Cash		4,940,493	8,741,868
Time deposits	(34)	74,881,501	1,724,418
Marketable securities, net	(4)	31,569,713	48,674,389
Accounts receivable, net	(5)	152,351,921	206,296,459
Notes receivable, net	(5)	3,197,292	6,973,733
Other receivables	(5)	24,839,300	12,824,128
Due from related companies	(6 a)	16,160,435	20,355,713
Inventories, net		4,127,379	19,446,743
Recoverable taxes		—	16,179,311
Prepaid expenses		4,464,983	7,917,979
Deferred taxes	(7 b)	14,805,721	17,864,333
Other current assets	(8)	70,094,813	75,667,454
TOTAL CURRENT ASSETS		401,433,551	442,666,528
PROPERTY, PLANT AND EQUIPMENT	(10)
Land		26,129,917	28,120,571
Buildings and improvements		188,311,087	188,824,530
Machinery and equipment		3,096,748,171	3,532,026,571
Other property, plant and equipment		247,534,431	353,289,036
Technical revaluation		9,360,583	9,380,024
Less: Accumulated depreciation		2,234,543,001	2,300,624,872
TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		1,333,541,188	1,811,015,860
OTHER LONG-TERM ASSETS
Investment in related companies	(11)	8,190,924	10,389,407
Investment in other companies		3,919	3,919
Goodwill	(12)	18,810,103	157,897,495
Other receivables	(5)	21,808,091	32,104,976
Intangibles	(13)	45,386,696	41,833,263
Less: Accumulated amortization	(13)	7,584,877	5,288,948
Others	(14)	16,095,150	10,139,898
TOTAL OTHER LONG-TERM ASSETS		102,710,006	247,080,010
TOTAL ASSETS		1,837,684,745	2,500,762,398

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
MARCH 31, 2005 AND 2004 (Continued)

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004)

L I A B I L I T I E S	Notes	2005	2004
		ThCh$	ThCh$
CURRENT LIABILITIES
Short-term debt with banks
and financial institutions	(15)	9,485,901	19,722,403
Current maturities of long-term debt	(15)	16,751,009	88,126,030.00
Commercial paper	(17 a)	46,711,656	0
Current maturities of bonds payable	(17 b)	95,638,013	109,159,370
Current maturities of other long-term obligations		31,450	460,152
Dividends payable		2,189,791	105,710
Trade accounts payable	(35)	82,852,306	129,617,777
Notes payable		—	256,045
Other payables	(36)	26,730,083	36,964,828
Due to related companies	(6 b)	23,790,215	22,650,069
Accruals	(18)	2,657,642	4,064,644
Withholdings		11,093,849	11,680,863
Income tax		29,376,448	—
Unearned income		8,028,948	9,536,026
Other current liabilities		1,475,903	2,109,459
TOTAL CURRENT LIABILITIES		356,813,214	434,453,376
LONG-TERM LIABILITIES
Long-term debt with banks and financial institutions	(16)	354,106,663	319,839,846
Bonds payable	(17)	41,962,979	326,695,288
Other accounts payable		4,973	3,849,591
Due to related companies	(6 b)	—	21,846,742
Accruals	(18)	33,330,365	19,832,014
Deferred taxes	(7 b)	56,710,125	49,105,632
Other liabilities		7,755,512	8,165,771
TOTAL LONG-TERM LIABILITIES		493,870,617	749,334,884
MINORITY INTEREST	(20)	1,600,192	1,341,409
SHAREHOLDERS' EQUITY	(21)
Paid-in capital		880,977,537	878,321,326
Reserve - equity indexation		(7,047,820)	(4,391,609)
Other reserves		(989,580)	(674,778)
Retained earnings		112,460,585	442,377,790
Retained earnings		357,551,545	438,788,314
Net income for the year		8,170,508	3,589,476
Interim dividend (less)		253,261,468	—
TOTAL SHAREHOLDERS' EQUITY		985,400,722	1,315,632,729
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,837,684,745	2,500,762,398

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDED MARCH 31, 2005 AND 2004
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2005)

		2005	2004
		ThCh$	ThCh$
OPERATING RESULTS:
Operating revenues		136,623,605	205,022,188
Less: Operating costs		86,055,557	137,345,021
Gross profit		50,568,048	67,677,167
Less: Administrative and selling expenses		28,855,247	43,412,323
OPERATING RESULTS		21,712,801	24,264,844
NON-OPERATING RESULTS:
Interest income		3,341,374	1,879,964
Equity in earnings of equity-method investees	(11)	392,462	59,465
Other non-operating income	(22 a)	578,392	709,513
Equity in losses of equity-method investees	(11)	7,360	35,366
Less: Amortization of goodwill	(12)	373,884	2,888,244
Less: Interest expense and other		8,621,575	11,593,634
Less: Other non-operating expenses	(22 b)	1,436,340	1,014,770
Price-level restatement	(23)	(5,370,278)	(2,274,377)
Foreign exchange gain	(24)	2,373,408	998,988
NON-OPERATING GAIN (LOSS), NET		(9,123,801)	(14,158,461)
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		12,589,000	10,106,383
Income taxes	(7 c)	(4,436,475)	(6,561,889)
INCOME BEFORE MINORITY INTEREST		8,152,525	3,544,494
Minority interest	(20)	17,983	44,982
NET INCOME FOR THE PERIOD		8,170,508	3,589,476

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED MARCH 31, 2005 AND 2004 (Continued)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2005)

	2005	2004
	ThCh$	ThCh$
NET CASH FLOWS FROM OPERATING ACTIVITIES	71,938,048	39,097,823
Net income for the year	8,170,508	3,589,476
Sales of assets:	(1,186)	(145)
(Gain) loss on sales of property, plant and equipment	(1,186)	(145)
Debits (credits) to income that do not represent cash flows:	59,433,365	79,394,632
Depreciation for the period	49,028,199	67,347,193
Amortization of intangibles	820,085	620,963
Provisions and write offs	5,981,308	7,521,456
Equity in earnings of equity method investees	(392,462)	(59,465)
Equity in losses of equity method investees	7,360	35,366
Amortization of goodwill	373,884	2,888,244
Price-level restatement	5,370,278	2,274,377
Foreign exchange gain	(2,373,408)	(998,988)
Other credits to income that do not represent cash flows	(6,703)	(264,332)
Other debits to income that do not represent cash flows	624,824	29,818
Changes in operating assets Increase (decrease)	5,465,514	13,265,196
Trade accounts receivable	(7,108,278)	4,744,703
Inventories	1,617,502	655,727
Other assets	10,956,290	7,864,766
Changes in operating liabilities (Increase) decrease	(1,112,170)	(57,106,354)
Accounts payable related to operating activities	6,264,230	(48,872,730)
Interest payable	(2,676,210)	(3,425,079)
Income taxes payable (net)	427,412	906,644
Other accounts payable related to non-operating activities	(794,704)	(6,729,910)
V.A.T. and other similar taxes payable	(4,332,898)	1,014,721
Minority interest	(17,983)	(44,982)

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED MARCH 31, 2005 AND 2004 (Continued)
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2005)

	2005	2004
	ThCh$	ThCh$
NET CASH USED IN FINANCING ACTIVITIES	(67,025,671)	(7,041,189)
Obligations with the public	11,628,667	—
Loans repaid (less)	(9,831,023)	(3,215,160)
Repayment of obligations with the public (less)	(68,823,315)	(3,767,607)
Other sources of financing	—	(58,422)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	(24,902,111)	(25,335,839)
Sales of property, plant and equipment	148,336	48,305
Acquisition of property, plant and equipment (less)	(13,456,404)	(22,274,755)
Investments in financial instruments (less)	(4,137,600)	(3,109,389)
Other investment activities (less)	(7,456,443)	0
NET CASH FLOWS FOR THE YEAR	(19,989,734)	6,720,795
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	1,304,127	163,554
NET INCREASE OF CASH AND CASH EQUIVALENTS	(18,685,607)	6,884,349
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	155,884,883	33,890,612
CASH AND CASH EQUIVALENTS AT END OF YEAR	137,199,276	40,774,961

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICATIONES DE CHILES S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

1.	Composition of Consolidated Group and Registration with the Securities Registry:

a)	The company is an open stock corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Superintendency of Securities and Insurance.

b)	Subsidiary companies registered with the Securities Registry:

As of March 31, 2005 the following subsidiaries of the Group are registered with the Securities Registry:

SUBSIDIARIES	TAXPAYER N°	Registration Number	Participation (direct & indirect)
			2005%	2004%
Telefónica Mundo S.A.	96,551,670-0	456	99.16	99.16
Globus 120 S.A.	96,887,420-9	694	99.99	99.99
Telefónica Asistencia y Seguridad S.A.	96,971,150-8	863	99.99	99.99

2.	Significant Accounting Principles:

(a)	Accounting period:

The interim consolidated financial statements cover the thee-month periods ended as of March 31, 2005 and 2004.

(b)	Basis of preparation:

These consolidated financial statements (hereinafter the financial statements) have been prepared in accordance with Generally Accepted Accounting Principles in Chile and standards set forth by the Chilean Superintendency of Securities and Insurance.

In the event of discrepancies between Generally Accepted Accounting Principles in Chile issued by the Chilean Accountants Association and the standards set forth by the Chilean Superintendency of Securities and Insurance, the standards set forth by the Superintendency shall prevail for the Company.

The Company's financial statements as of June 30, and December 31 of each year, are prepared in order to be reviewed and audited respectively, in accordance with current legal regulations. In relation to the quarterly financial statements as of March and September, the Company voluntarily submits these to an interim financial information review performed in accordance with the regulations established for this type of review, described in generally accepted auditing standard No. 45 Section No. 722, issued by the Chilean Association of Accountants.

(c)	Basis of presentation:

The consolidated financial statements for 2004 and their notes have been adjusted for comparison purposes by 2.2% in order to allow comparison with the 2005 financial statements. For comparison purposes there have been certain reclassifications made to the 2004 financial statements.

(d)	Basis of consolidation:

These consolidated financial statements include the assets, liabilities, income and cash flows of the Parent Company and subsidiaries. Significant inter company transactions have been eliminated and the participation of minority investors has been recognized under Minority Interest (See Note 20).

COMPAÑÍA DE TELECOMUNICATIONES DE CHILES S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

2.	Significant Accounting Principles, continued:

(d)	Basis of consolidation, continued:

Companies included in consolidation:

As of March 31, 2005 the consolidated group (The Company) is composed of Compañía de Telecomunicaciones de Chile S.A. and the following subsidiaries:

TAXPAYER N°	Company Name	Participation Percentage
		2005			2004
		Direct	Indirect	Total	Total
96,545,500-0	CTC Equipos y Servicios de Telecomunicaciones S.A.	99.99	—	99.99	99.99
96,551,670-0	Telefónica Mundo S.A.	99.16	—	99.16	99.16
96,961,230-5	Telefonica Gestión de Servicios Compartidos Chile S.A.	99.90	0.09	99.99	99.99
96,786,140-5	Telefónica Móvil S.A. (1)	—	—	—	99.99
74,944,200-k	Fundación Telefónica Chile	50.00	—	50.00	50.00
96,887,420-9	Globus 120 S.A.	99.99	—	99.99	99.99
96,971,150-8	Telefónica Asistencia y Seguridad S.A.	99.93	0.06	99.99	99.99
90,430,000-4	Telefónica Empresas CTC Chile S.A.	99.99	—	99.99	99.99
96,834,320-3	Telefónica Internet Empresas S.A.	—	99.99	99.99	99.99
96,811,570-7	Administradora de Telepeajes de Chile S.A.	—	79.99	79.99	79.99
78,703,410-1	Tecnonáutica S.A.	—	99.99	99.99	99.99

1)	On July 23, 2004, Telefónica CTC Chile sold 100% of its participation in Telefónica Móvil de Chile S.A.. This transaction meant a disbursement by Telefónica Móviles S.A. (purchaser) of US$ 1,058 million, which were paid on July 28, 2004. For Telefónica CTC Chile this transaction meant recognizing a net of tax gain of US$470 million (historic value) after extraordinary amortization of the balance of goodwill on this investment as of June 2004.

(e)	Price-level restatement:

The interim consolidated financial statements have been adjusted by applying price-level restatement standards, in accordance with Generally Accepted Accounting Principles in Chile, in order to reflect the changes in the purchasing power of the currency during both periods. The accumulated variation in the CPI as of March 31, 2005 and 2004, for initial balances, is –0.8% and –0.5%, respectively.

COMPAÑÍA DE TELECOMUNICATIONES DE CHILES S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

2.	Significant Accounting Principles, continued:

(f)	Basis of conversion:

Assets and liabilities in US$ (United States dollars), Euros, and UF (Unidad de Fomento), have been converted to pesos at the exchange rates as of each period end:

YEAR	US$	EURO	UF
2005	585.93	759.57	17,198.78
2004	616.41	758.38	16,820.82

Exchange rate differences originating in the application of this Standard, are credited or debited to income for the period.

(g)	Time deposits:

Time deposits are carried at cost, plus adjustments, if applicable and accrued interest up to period end.

(h)	Marketable securities:

Fixed income securities are recorded at their price-level restated acquisition value, plus interest accrued as of each period end using the real rate of interest determined as of the date of purchase, or their market value, whichever is less.

Investments in mutual funds units are carried at the value of the unit at each period end. Investments in shares are shown at their price-level restated value or at their market value, whichever is less.

(i)	Inventories:

Equipment destined for sale, is carried at price-level restated acquisition or development cost or at market value, whichever is less.

Inventories with an estimated turnover period of less than twelve months are classified as current assets and their cost is price-level restated. The obsolescence provision has been determined on the basis of a survey of materials with slow turnover.

(j)	Subsidies on sale of cellular telephones:

Represents the difference between the cost at which Telefónica Móvil de Chile S.A. acquires the cellular equipment from its suppliers and the price at which they are sold to its customers, i.e. the amount of subsidy granted to customers.

The amount of subsidy both for prepaid as well as contract plans, with the exception of accommodation plans, is charged to income at the time the equipment is sold.

COMPAÑÍA DE TELECOMUNICATIONES DE CHILES S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

2.	Significant Accounting Principles, continued:

(k)	Accommodation Contracts:

The acquisition cost of these cellular units is capitalized as property, plant and equipment and is depreciated over a term of 24 months from the date the contract is signed. The initial depreciation charge is recorded during the month the contract is signed.

As of June 1, 2002, as a customer retention commercial strategy, the company implemented a customer loyalty policy, which consists in changing equipment that is 18 months old related to accommodation contracts. Based on the above, depreciation provisions have been established for early write-off of equipment.

As of September 2003, the Company changed the manner in which it commercializes accommodation cellular equipment for rental cellular equipment, by means of which the equipment is delivered for use during an agreed upon period of time, while the Company maintains ownership of the equipment.

(l)	Allowance for doubtful accounts:

Different percentages are applied when calculating the allowance for doubtful accounts, taking into consideration the aging of such accounts, reaching in some cases 100% for debts exceeding 120 days and 180 days in the case of large customers (corporations).

(m)	Property, plant and equipment:

Property, plant and equipment are carried at their price-level restated acquisition and/or construction cost.

Property, plant and equipment acquired up to December 31, 1979 are carried at their appraisal value, as stipulated in Article 140 of D.F.L. No. 4, and those acquired subsequently are carried at their acquisition value, except for those assets which are carried at the appraisal value recorded as of September 30, 1986, as authorized in Circular No. 550 issued by the Chilean Superintendency of Securities and Insurance. All these values have been price-level restated.

(n)	Depreciation of property, plant and equipment:

Depreciation has been calculated and recorded on a straight-line basis over the estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 7.68%.

(ñ)	Leased assets:

Leased assets with a purchase option which are under contracts which meet the characteristics of a financial lease, are recorded as "Other Assets". These assets are not legally owned by the Company; therefore until it exercises the purchase option they cannot be freely disposed of.

COMPAÑÍA DE TELECOMUNICATIONES DE CHILES S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

2.	Significant Accounting Principles, continued:

(o)	Intangibles

i)	Rights to underwater cable:

Corresponds to the rights acquired by the Company, for of use underwater cable to transmit voice and data. This right is amortized over the term of the respective contracts, with a maximum of 25 years.

ii)	Software licenses:

Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method over their estimated useful life, which does not exceed 4 years.

iii)	License for the use of radio-electric space:

Corresponds to the cost incurred in obtaining licenses for the use of broad-band width. They are shown at price-level restated value and are amortized over the concession term (30 years from the date of publication in the Official Gazette of the decrees that formalize the granting of the respective licenses).

(p)	Investments in related companies:

These investments are accounted for under the equity method which recognizes the investor's share of income on an accrual basis. For investments abroad the valuation methodology applied is that defined in Technical Bulletin N°64. These investments are controlled in dollars, since they are in countries deemed to be unstable and their activities are not an extension of the operations of the Parent Company.

(q)	Goodwill:

Corresponds to the debit differences that originate when adjusting the cost of the investments, at the time of adopting the Equity Value method or when making a new purchase. Goodwill and negative goodwill amortization periods have been determined considering aspects such as the nature and characteristics of the business and the estimated period of return of the investment. Goodwill arising on the acquisition of investments abroad is controlled in United States dollars (same currency in which the investment is controlled) as per Technical Bulletin N°64 of the Chilean Accountants Association. (See Note 11).

Goodwill impairment has been assessed as required in Circular No. 151, of the Superintendency of Securities and Insurance and Technical Bulletin No. 72, of the Chilean Association of Accountants.

(r)	Transactions with resale agreements:

Purchases of securities under agreement to resell are recorded as fixed rate securities and are classified under Other Current Assets.

COMPAÑÍA DE TELECOMUNICATIONES DE CHILES S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

2.	Significant Accounting Principles, continued:

(s)	Obligations with the public:

•	Bonds payable: are presented in liabilities at the par value of the issued bonds (see note 17b). The difference between the par and placement value, determined on the basis of the designated interest rate for the transaction, is deferred and amortized straight-line over the term of the respective bond (see notes 8 and 14).

•	Commercial paper is presented in liabilities at its placement value, plus accrued interest (see note 17a).

Costs directly related to the placement of these obligations are deferred and amortized using the straight-line method over the term of the respective liability.

(t)	Income tax and deferred income tax:

Income tax is recorded on the basis of taxable net income. Recognition of deferred taxes on all temporary differences, usable tax loss carry forwards, and other events that create differences between the tax and accounting base, is recorded following Technical Bulletins No. 60 and 69 of the Chilean Accountants Association and as established by the Chilean Superintendency of Securities and Insurance in Circular N°1,466 dated January 27, 2000.

(u)	Staff severance indemnities:

For employees subject to this benefit, the Company's staff severance indemnities obligation is provided for by applying the present value the obligation using an annual discount rate of 7%, considering estimations such as future service period of the employee, mortality rate of employees and salary increases determined on the basis of actuarial calculations (see note 19).

Costs for past services of the employees produced by changes in the actuarial bases, are deferred and amortized over average periods of employees' future service periods.

(v)	Operating revenues:

The Company's revenues are recognized on an accrual basis in accordance with generally accepted accounting principles in Chile. Since billing is performed on cyclical rather than month-end dates, revenue has been accrued for services that have not been invoiced, determined on the basis of the contracts in force. These amounts are recorded under Trade Accounts Receivable.

(w)	Foreign currency future contracts:

The Company has entered into future foreign currency contracts, which represent a hedge against the variation in the exchange rate of its obligations in foreign currency.

These instruments are valued in accordance with Technical Bulletin N°57 of the Chilean Accountants Association.

The rights and obligations acquired are detailed in Note 27, reflecting in the balance sheet only the net right or obligation at period end, classified according to the maturity of each contract under Other Current Assets or Other Creditors, as applicable. The contract's implicit premium is deferred and amortized using the straight-line method over the term of the contract.

COMPAÑÍA DE TELECOMUNICATIONES DE CHILES S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

2.	Significant Accounting Principles, continued:

(x)	Interest rate coverage:

Interest on loans for which associated interest rate swaps have been entered into, are recorded recognizing the effect of those contracts on the interest rate established in such loans and the rights and obligations acquired there-under are shown under Other Creditors or under Other Current Assets, as applicable (See Note27).

(y)	Computer software:

The cost of software purchased is deferred and amortized using the straight-line method over a maximum period of four years.

(z)	Research and development expenses:

Research and development expenses are charged to income in the period in which they are incurred. Those expenses have not been significant in recent years.

(aa)	Accumulated adjustment for conversion differences:

The Company recognizes in this equity reserve account the difference from exchange rate fluctuations and the Consumer Price Index (C.P.I.) from restating its investments abroad. These investments are controlled in United States dollars. The balance of this account is credited (charged) to income in the same period in which the gain or loss is recognized over the total or partial disposal of these investments.

(ab)	Statement of cash flows:

For the purposes of preparing the Statement of Cash Flows according to Technical Bulletin No. 50 of the Chilean Accountants Association and Circular No. 1,312 of the Chilean Superintendency of Securities and Insurance, the Company considers mutual funds, securities under agreements to resell and time deposits maturing in less than 90 days as cash equivalents.

Cash flows related to the Company's line of business and all those not defined as from investment or financing activities are included under "Cash Flows from Operating Activities".

(ac)	Correspondents:

The Company has current agreements with foreign correspondents, which set the conditions that regulate international traffic, charging or paying the same according to net traffic receivable/payable and the rates set in each agreement.

This receivable/payable is recorded on an accrual basis, recognizing the costs and income for the period in which these are incurred, recording the net balances receivable and payable of each correspondent under "Trade Accounts Receivable" or "Accounts Payable" as applicable.

3.	Accounting Changes:

a)	Accounting changes

During the periods covered in these financial statements, the accounting principles have been consistently applied.

COMPAÑÍA DE TELECOMUNICATIONES DE CHILES S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

3.	Accounting Changes, continued:

b)	Change in estimate

As established in Technical Bulletin No. 8 issued by the Chilean Association of Accountants and in function of the new contractual conditions derived from the organizational evolution experienced by the Company, a series of studies were undertaken to modify the calculation base for the staff severance indemnities provision. Initially, in December 2004, this meant recognizing deferred assets of ThCh $ 6,008,992 (historical). After concluding these studies in 2005, the Company decided to also include other actuarial estimations in the calculation methodology used for this provision, the additional variables modified were: personnel rotation index, mortality rate and salary increases. As a result of these modifications, the Company recorded deferred assets of ThCh$4,057,641 in 2005, both effects will be amortized over the future service period of the employees with this benefit (see portion to be amortized in the short-term in Note 8d and in the long-term in Note 14b).

c)	Change of reporting entity:

i)	Sale of Telefónica Móvil de Chile S.A.

As a result of the sale of the shares the company held in subsidiary Telefónica Móvil de Chile S.A., Telefónica CTC Chile deconsolidated that company from its financial statements as of July 1, 2004.

As of March 31, 2004 this investment was consolidated. The balance sheet of Telefónica Móvil de Chile S.A. at that date was as follows:

Assets	2004	Liabilities	2004
	ThCh$		ThCh$
Current Assets	88,440,314	Current Liabilities	121,708,775
Property, Plant And Equipment	342,883,052	Long-Term Liabilities	113,458,544
Other Long-Term Assets	14,897,970	Shareholders' Equity	211,054,017
Total Assets	446,221,336	Total Liabilities And Shareholders' Equity	446,221,336

In order to make a comparative analysis of the figures, the consolidated statements of income are presented, assuming for both periods that the investment in Telefónica Móvil de Chile S.A. was recorded at Equity Value only.

COMPAÑÍA DE TELECOMUNICATIONES DE CHILES S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

3.	Accounting Changes, continued:

c)	Change of reporting entity, continued:

	Jan-Mar 2005	Jan-Mar 2004	Variation
			ThCh$	%
	ThCh$	ThCh$
Operating revenues	136,623,605	140,652,107	(4,028,502)	-2.9%
Operating costs	(114,910,804)	(115,812,814)	902,010	-0.8%
Salaries and employee benefits	(17,311,644)	(17,705,580)	393,936	-2.2%
Depreciation	(48,593,485)	(48,668,265)	74,780	-0.2%
Goods and services	(49,005,675)	(49,438,969)	433,294	-0.9%
OPERATING RESULTS	21,712,801	24,839,293	(3,126,492)	-12.6%
Interest income	3,341,374	3,512,053	(170,679)	-4.9%
Equity in earnings of equity-method investees (1)	385,102	(2,928,673)	3,313,775	C.S.
Amortization of goodwill	(373,884)	(2,888,244)	2,514,360	-87.1%
Interest expense	(8,621,575)	(10,517,743)	1,896,168	-18.0%
Other non-operating expenses	(857,948)	(401,255)	(456,693)	113.8%
Price-level restatement	(2,996,870)	(818,055)	(2,178,815)	266.3%
NON-OPERATING RESULTS	(9,123,801)	(14,041,917)	4,918,116	-35.0%
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST	12,589,000	10,797,376	1,791,624	16.6%
Income taxes	(4,436,475)	(7,252,881)	2,816,406	-38.8%
Minority interest	17,983	44,982	(26,999)	-60.0%
NET INCOME FOR THE PERIOD	8,170,508	3,589,477	4,581,031	127.6%

(1)	For 2004, includes income from Telefónica Móvil de Chile S.A. and as of March a loss of MCh $2,952 using the equity method.

COMPAÑÍA DE TELECOMUNICATIONES DE CHILES S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

4.	Marketable Securities:

The balance of marketable securities is as follows:

	2005	2004
	ThCh$	ThCh$
Shares (a)	425,394	478,337
Publicly offered promissory notes	31,144,319	48,011,546
Mutual fund units	—	184,506
Total Marketable Securities	31,569,713	48,674,389

Shares

Taxpayer No.	Company Name	Number of Shares	Interest %	Market Quote per share	Market Value	Restated Cost
				ThCh$	ThCh$	ThCh$
Foreign	INTELSAT	96,022	0.057%	—	—	425,394
	Value of investment portfolios				—	425,394
	Adjustment to market value provision				—	—
	Book value of investment portfolio				—	425,394

Publicly offered promissory notes (Fixed Income)

Instrument	Date		Par Value	Book Value		Market Value	Provision
	Purchase	Maturity		Amount	Rate %
			ThCh$	ThCh$		ThCh$	ThCh$
Zero-051201	Dec-2002	Oct-2005	3,126,438	3,689,242	5.07	3,741,788	—
Zero-051101	Dec-2002	Nov-2005	1,491,663	1,793,909	5.85	1,818,354	—
Zero-051001	Dec-2002	Dec-2005	11,717,082	14,106,593	5.85	14,297,875	—
Sub-Total			16,335,183	19,589,744		19,858,017	—
BCD-501005	Sep-2004	Oct-2005	2,929,650	2,947,521	5.00	2,947,521	29,616
BCD-501005	Nov-2004	Oct-2005	1,464,825	1,473,760	5.00	1,473,760	100,987
BCD-0500907	Dec-2004	Sep-2007	2,929,650	2,984,617	5.00	2,984,617	41,556
PRD-04D1001	Feb-2005	Oct-2005	4,101,510	4,148,677	6.00	4,148,677	123,956
Sub-Total			11,425,635	11,554,575		11,554,575	296,115
Total			27,760,818	31,144,319	—	31,412,592	296,115

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5)    Current and long-term receivables:

The detail of current and long-term receivables is as follows:

	Current
	Up to 90 days		Over 90 up to 1 year		Subtotal	Total Current (net)				Long-term
Description	2005	2004	2005	2004	2005	2005		2004		2005	2004
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$	%	ThCh$	ThCh$
Trade accounts receivable	232,848,918	288,192,828	4,549,590	10,320,220	237,398,508	152,351,921	100,0	206,296,459	100,0	2,242,687	4,733,047
Standard telephony service	162,111,090	169,227,884	1,709,094	8,177,080	163,820,184	91,343,726	59,96	106,881,757	51,81	2,242,687	4,733,047
Long distance	46,292,680	42,466,267	—	—	46,292,680	38,000,441	24,94	38,167,561	18,50	—	—
Mobile	—	49,790,411	—	—		—	—	37,065,611	17,97	—	—
Communications companies	20,484,597	22,340,206	2,678,856	2,076,778	23,163,453	19,607,673	12,87	19,897,770	9,65	—	—
Others	3,960,551	4,368,060	161,640	66,362	4,122,191	3,400,081	2,23	4,283,760	2,08	—	—
Allowance for doubtful accounts	(84,056,900)	(88,111,322)	(989,687)	(4,105,267)	(85,046,587)	—		—		—	—
Notes receivable	11,329,224	15,362,277	254,556	652,667	11,583,780	3,197,292		6,973,733		—	—
Allowance for doubtful notes	(8,386,488)	(9,041,211)	—	—	(8,386,488)	—		—		—	—
Miscellaneous accounts receivable	6,659,654	7,472,453	18,179,646	5,351,675	24,839,300	24,839,300		12,824,128		19,565,404	27,371,929
Allowance for doubtful accounts	—	—	—	—	—	—		—		—	—
						Total long-term receivables				21,808,091	32,104,976

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.    Balances and transactions with related entities:

a)    Due from:

		Short-term		Long-term
Taxpayer No.	Company	2005	2004	2005	2004
		ThCh$	ThCh$	ThCh$	Thch$
96,942,730-3	Telefónica Mobile Solutions Chile S.A.	120,467	50,052	—	—
Foreign	Telefónica España	40,000	—	—	—
Foreign	Telefónica Internacional de España S.A.	—	3,160,786	—	—
96,527,390-5	Telefónica Internacional Chile S.A.	—	6,793	—	—
93,541,000-2	Impresora Comercial y Publiguías S.A.	4,501,827	3,113,780	—	—
96,590,080-2	Buenventura S.A.	—	635,506	—	—
Foreign	Emergia U.S.A.	44,003	—	—	—
96,834,230-4	Terra Networks Chile S.A.	1,157,178	1,221,572	—	—
96,895,220-k	Atento Chile S.A.	339,336	201,272	—	—
96,545,480-2	CTC Marketing e Inform S.A. (Nexcom S.A.)	—	300,877	—	—
96,910,730-9	Emergia Chile S.A.	128,428	263,459	—	—
59,083,900-0	Telefónica Ingeniería y Seguridad	—	6,153	—	—
Foreign	Telefónica LD Puerto Rico	3,207	—	—	—
Foreign	Telefónica Data EEUU	50,104	—	—	—
Foreign	Telefónica Data España	167,625	481,385	—	—
Foreign	Telefónica Argentina	804,339	—	—	—
96,786,140-5	Telefónica Móvil de Chile S.A.	7,158,249	—	—	—
Foreign	Telefónica Procesos Tec. de Información	1,395,728	10,325,528	—	—
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	2,347	—	—	—
Foreign	Telefónica Whole Sale International Services	247,597	512,929	—	—
82,049,000-2	Coasin Chile S.A.	—	75,621	—	—
	Total	16,160,435	20,355,713	—	—

There have been charges and credits recorded to current accounts with these companies for invoicing of sale of materials, equipment and services.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

b)    Due to:

		Short-term		Long-term
Taxpayer No.	Company	2005	2004	2005	2004
		ThCh$	ThCh$	ThCh$	ThCh$
96,942,730-3	Telefónica Mobile Solutions Chile S.A.	3,654	1,976,672	—	—
Foreign	Telefónica España	34,599	235,177	—	—
96,527,390-5	Telefónica Internacional Chile S.A.	134,150	134,077	—	21,846,742
93,541,000-2	Impresora Comercial y Publiguías S.A.	1,380,433	563,492	—	—
Foreign	Telefónica Perú	52,501	98,410	—	—
96,834,230-4	Terra Networks Chile S.A.	4,086,952	4,692,913	—	—
96,895,220-k	Atento Chile S.A.	3,184,974	4,473,718	—	—
96,910,730-9	Emergia Chile S.A.	104,499	412,098	—	—
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	—	6,266	—	—
Foreign	Emergia S.A. (Uruguay)	—	2,014,023	—	—
Foreign	Telefónica Guatemala	5,634	4,464	—	—
Foreign	Telefónica El Salvador	156,093	319,166	—	—
96,786,140-5	Telefónica Móvil de Chile S.A.	11,843,238	—	—	—
Foreign	Telefónica Argentina	563,113	—	—	—
Foreign	Telefónica Procesos Tec. de Información	—	7,231,292	—	—
Foreign	Telefónica WholeSale International Services	1,298,829	456,305	—	—
Foreign	Telefónica LD Puerto	—	6,406	—	—
78,868,200-k	Atento Recursos Ltda.	—	20,845	—	—
82,049,000-2	Coasin Chile S.A.	—	4,745	—	—
Foreign	Telefónica Investigación y Desarrollo	941,546	—	—	—
	Total	23,790,215	22,650,069	—	21,846,742

As per Article No. 89d of the Corporations Law, all these transactions are carried out under conditions similar to those that normally prevail in the market. The balance of long-term accounts with related companies, corresponds to the mercantile current account that Telefónica CTC Chile has signed with Telefónica Internacional Chile S.A.

This mercantile current account is in a contract denominated in dollars with undefined maturities, which accrue interest at a fixed annual rate of 2.07%.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Translation of financial statements originally issued in Spanish)

6.    Balances and transactions with related companies, continued:

c)    Transactions:

				2005		2004
Company	Tax No,	Nature of Relationship	Description of transaction	Amount	Effect on income	Amount	Effect on income
				ThCh$		ThCh$
Telefónica España	Foreign	Parent Co,	Sales	159,158	159,158	—	—
			Purchases	(47,624)	(47,624)	—	—
Telefónica Internacional Chile S,A,	96,527,390-5	Parent Co,	Purchases	(134,175)	(134,175)	(123,086)	(123,086)
			Financial Expenses	—	—	(134,008)	(134,008)
Impresora y Comercial Publiguías S,A,	93,541,000-2	Associate	Sales	995,316	995,316	1,181,810	1,181,810
			Purchases	(890,376)	(890,376)	(2,333,754)	(2,333,754)
Terra Networks Chile S,A,	96,834,230-4	Associate	Sales	1,307,543	1,307,543	961,523	961,523
			Purchases	(133,909)	(133,909)	(57,008)	(57,008)
Atento Chile S,A	96,895,220-k	Associate	Sales	437,431	437,431	212,638	212,638
			Purchases	(3,644,723)	(3,644,723)	(3,043,937)	(3,043,937)
			Other Non— operating Income	—	—	4,258	4,258
Emergia Chile S,A,	96,910,730-9	Associate	Sales	276,719	276,719	—	—
			Purchases	(414,990)	(414,990)	19,397	19,397
Telefónica Argentina	Foreign	Associate	Sales	165,040	165,040	—	—
			Purchases	(135,757)	(135,757)	—	—
Telefónica Mobile Solutions Chile S,A,	96,942,730-3	Associate	Sales	11,158	11,158	—	—
Telefónica Wholesale International Services	Foreign	Associate	Sales	48,174	48,174	51,776	51,776
			Purchases	(658,403)	(658,403)	(366,490)	(366,490)
Telefónica Sao Paulo	Foreign	Associate	Sales	24,696	24,696	—	—
			Purchases	(28,720)	(28,720)	—	—
Telefónica Guatemala	Foreign	Associate	Sales	1,252	1,252	—	—
			Purchases	(3,261)	(3,261)	—	—
Telefónica Perú	Foreign	Associate	Sales	85,812	85,812	—	—
			Purchases	(94,266)	(94,266)	—	—
Telefónica LD Puerto Rico	Foreign	Associate	Sales	2,174	2,174	—	—
			Purchases	(1,831)	(1,831)	—	—
Telefónica El Salvador	Foreign	Associate	Sales	727	727	—	—
			Purchases	(3,601)	(3,601)	—	—
Telefónica Móvil de Chile S,A,	96,786,140-5	Associate	Sales	3,513,006	3,513,006	—	—
			Purchases	(12,165,879)	(12,165,879)	—	—
Telefonica, Procesos y Tecnología de Información S,A,	Foreign	Associate	Financial Expenses	1,045,244	1,045,244	—	—
Bellsouth Chile S,A,	96,672,160-k	Associate	Sales	394,415	394,415	—	—
			Purchases	(3,184,544)	(3,184,544)	—	—

The conditions of the agreement related to intercompany transactions between the Company and its equity-method investees and its mercantile current account are short and long-term, respectively, in the case of Telefonica Internacional Chile S.A. It is denominated in US dollars, accruing interest at a variable rate adjusted to market rates (US$ + Market Spread)

In the case of Sales and Services Rendered, these mature in the short-term (less than a year) and the maturity terms for each case vary based on the related transaction,

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.    Income tax and deferred taxes:

a)    General information:

As of March 31, 2005 and 2004, the Parent Company has established a first category income tax provision, as it has taxable net income of ThCh$20,718,824 and ThCh$21,858,156, respectively.

In addition, as of March 31, 2005 and 2004 first category income tax in subsidiaries was provided for ThCh$ 10,298,865 and ThCh $ 14,074,279, respectively.

As of March 31, 2005, accumulated tax losses amount to ThCh$ 8,798,565 and correspond mainly to Telefónica Asistencia y Seguridad S.A., and in 2004 reached ThCh$ 120,275,435, corresponding mainly to the former subsidiary Telefónica Móvil de Chile S.A.

The companies in the group with positive Taxed Retained Earnings and their associated credits are as follows:

Subsidiaries	Taxed Retained Earnings w/15% credit	Taxed Retained Earnings w/16% credit	Taxed Retained Earnings w/16.5% credit	Taxed Retained Earnings w/17% credit	Taxed Retained Earnings w/0 credit	Amount of credit
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CTC Equipos y Servicios de Telecomunicaciones S.A.	19	2,866,021	12,585,206	16,887,324	3,466,704	6,491,656
Telefónica Mundo S.A.	—	9,912,501	4,875,753	23,728,301	4,894,522	7,711,574
Globus 120 S.A.	2,122,327	812,726	570,522	973,204	35,533	841,400
Telefónica Empresas CTC Chile S.A.	920,278	7,317,322	4,884,772	15,392,123	3,247,103	5,674,030
Administradora de Sistemas de Telepeajes de Chile S.A.	—	—	—	17,196,627	3,522,201	3,522,196
Total	3,042,624	20,908,570	22,916,253	74,177,579	15,166,063	24,240,856

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.    Income tax and deferred income taxes, continued:

b)    Deferred taxes:

As of March 31, 2005 and 2004, deferred tax liabilities amounted to ThCh$ 41,904,404 and ThCh$ 31,241,299, respectively and the detail is as follows:

	2005				2004
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities
Description	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
Temporary differences
Allowance for doubtful accounts	14,020,647	—	—	—	15,708,152	—	—	—
Vacation provision	322,059	—	—	—	343,974	—	—	—
Tax benefits for tax losses	—	1,495,756	—	—	—	20,446,824	—	—
Staff severance indemnities	—	—	—	5,796,173	—	—	—	6,842,261
Leased assets and liabilities	—	71,717	—	119,640	70,786	545,194	—	120,115
Property, plant and equipment	8,697	3,933,409	—	166,186,711	81,314	4,847,990	—	194,641,919
Difference in amount of capitalized staff severance	—	667,062	—	—	—	867,270	—	—
Software	—	—	—	3,934,275	—	—	—	4,400,265
Deferred charge on sale of assets	—	—	—	1,306,406	—	—	—	1,730,656
Collective negotiation bonus	—	—	—	18,511	—	—	—	225,132
Other	460,261	268,679	5,943	4,404,170	1,684,339	354,796	24,232	1,787,468
Sub—Total	14,811,664	6,436,623	5,943	181,765,886	17,888,565	27,062,074	24,232	209,747,816
Complementary accounts net of accumulated amortization	—	(3,776,717)	—	(122,395,855)	—	(9,594,100)	—	(143,174,210)
Sub—Total	14,811,664	2,659,906	5,943	59,370,031	17,888,565	17,467,974	24,232	66,573,606
Tax reclassification	(5,943)	(2,659,906)	(5,943)	(2,659,906)	(24,232)	(17,467,974)	(24,232)	(17,467,974)
Total	14,805,721	—	—	56,710,125	17,864,333	—	—	49,105,632

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.    Income tax and deferred income taxes, continued:

c)    Income tax breakdown:

The current tax expense shown in the following table is based on taxable income:

Description	2005	2004
	ThCh$	ThCh$
Current tax expense before tax benefits (income tax)	5,288,170	6,812,604
Current tax expense (article 21 single tax at 35%)	6,152	8,422
Income tax subtotal	5,294,322	6,821,026
– Current period's deferred taxes	(4,100,642)	(2,549,941)
– Tax benefits from tax loss carry forwards	(15,163)	(704,090)
– Effect of amortization of deferred assets and liabilities complementary accounts	3,257,958	2,994,894
Deferred tax subtotal	(857,847)	(259,137)
Total income tax expense	4,436,475	6,561,889

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.	Other Current Assets:

The detail of other current assets is as follows:

	2005	2004
	ThCh$	ThCh$
Fixed income securities purchased with resale agreement	57,377,282	30,124,169
Deferred union contract bonus (a)	2,225,050	3,033,475
Deferred exchange insurance premiums	738,244	994,410
Telephone directories for connection program	3,200,382	1,970,870
Deferred higher bond discount rate (note 25)	56,700	560,933
Deferred disbursements for placement of bonds (note 25)	406,754	878,488
Commercial paper issuance costs (note 25)	169,707	—
Deferred disbursements for foreign financing proceeds (b)	544,714	614,240
Adjustment to market value for mobile equipment (c)	—	4,054,053
Exchange difference insurance receivable (net of partial liquidations)	3,034,321	29,501,245
Dispensable property	112,500	—
Deferred staff severance indemnities charges (d)	686,921	—
Others	1,542,238	3,935,571
Total	70,094,813	75,667,454

(a)	During June 2002, the Company signed a 2-year collective agreement with certain employees (3 years for employees of Telefónica Móvil) granting them among other benefits, a special signing bonus. That bonus was paid between June and July 2002. The total benefit amounts to ThCh$2,494,544 (historical), and is being deferred using the straight-line method over the term of the respective union contracts.

Between November and December 2003, the Company negotiated a 32-month and 36-month union contract with a number of its employees, granting them, among other benefits, a signing bonus. That bonus was paid in November and December 2003. The total benefit of ThCh$3,425,245 (historical), was deferred using the straight-line method over the term of the union agreement.

The long-term portion is shown under "Other Long-term" (Note 14).

(b)	This amount corresponds to the cost (net of amortization) of the mandatory reserve paid to the Central Bank of Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan.

(c)	Corresponds to the adjustment to market value of cellular/mobile equipment in stock at period end, and which is charged to results based on the client plan (contract or prepaid ) for said equipment, with the exception of accommodation and rented equipment.

(d)	Corresponds to the short-term portion to be amortized due to changes in the actuarial hypothesis, as described in Note 3, and for the concept of loans to employees as indicated in Note 14.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Translation of financial statements originally issued in Spanish)

9.	Information regarding purchase commitment and sales commitment transactions (agreements):

Code	Dates		Counterparty	Original currency	Subscription value	Rate	Final Value	Instrument Identification	Book Value
	Inception	End

CRV	Mar. 08, 2005	Abr. 04, 2005	BCI		$9,000,000	0.25%	9,019,597	BCP0800907	9,017,250
CRV	Mar. 28, 2005	Abr. 05, 2005	BCI		$9,600,000	0.25%	9,606,194	BCP0800708	9,602,400
CRV	Mar. 22, 2005	Abr. 06, 2005	ABN AMBRO BANK CHILE		$4,200,000	0.24%	4,204,877	BCP0800708	4,203,023
CRV	Mar. 29, 2005	Abr. 07, 2005	BCI		$900,000	0.24%	900,627	BCP0800708	900,144
CRV	Mar. 29, 2005	Abr. 07, 2005	CITIBANK		$1,600,000	0.23%	1,601,068	BCP0800708	1,600,245
CRV	Mar. 23, 2005	Abr. 12, 2005	CITIBANK		$5,000,000	0.23%	5,007,419	BCP0500108	5,003,067
CRV	Mar. 18, 2005	Abr. 01, 2005	CITIBANK	USD	4,300,000	0.23%	4,304,466	BCD0500907	4,304,286
CRV	Mar. 24, 2005	Abr. 01, 2005	CITIBANK	USD	2,200,000	0.22%	2,201,249	BCD0500907	2,201,129
CRV	Mar. 14, 2005	Abr. 04, 2005	BANCO DE CHILE	USD	2,000,000	0.23%	2,003,116	BCD0500907	2,002,607
CRV	Mar. 21, 2005	Abr. 04, 2005	CITIBANK	USD	2,900,000	0.21%	2,902,750	BCD0500108	2,902,030
CRV	Mar. 28, 2005	Abr. 04, 2005	SCOTIABANK SUD AMERICANO	USD	996,081	0.23%	996,598	BCD0500108	996,309
CRV	Mar. 29, 2005	Abr. 05, 2005	SCOTIABANK SUD AMERICANO	USD	4,687,440	0.23%	4,689,874	BCD0500907	4,688,156
CRV	Mar. 29, 2005	Abr. 05, 2005	DEUTSCHE BANK	USD	4,453,068	0.23%	4,455,381	ZERO051101	4,453,749
CRV	Mar. 14, 2005	Abr. 06, 2005	BANCO DE CHILE	USD	2,000,000	0.23%	2,003,413	BCD0501005	2,002,607
CRV	Mar. 30, 2005	Abr. 14, 2005	CTIBANK	USD	3,500,000	0.24%	3,504,065	BCD0500907	3,500,280
					57,336,589		57,400,694		57,377,282

CRV= Purchases under agreements to resell.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.	Property, plant and equipment:

The detail of property, plant and equipment is as follows:

Description	2005		2004
	Accumulated depreciation ThCh$	Gross prop., plant and equipment ThCh$	Accumulated depreciation ThCh$	Gross prop., plant and equipment ThCh$
Land	—	26,129,917	—	28,120,571
Building and improvements	79,394,201	188,311,087	75,936,066	188,824,530
Machinery and equipment	2,003,033,743	3,096,748,171	2,049,759,854	3,532,026,571
Central office telephone equipment	949,306,695	1,213,528,262	1,065,792,444	1,676,453,311
External plant	738,750,954	1,431,427,981	683,299,517	1,417,611,084
Subscribers' equipment	280,361,993	415,632,462	266,798,449	401,525,916
General equipment	34,614,101	36,159,466	33,869,444	36,436,260
Other Property, Plant and Equipment	141,589,048	247,534,431	164,357,519	353,289,036
Office furniture and equipment	75,892,259	101,886,768	92,691,200	129,222,733
Projects, work in progress and their materials	—	62,123,045	—	100,330,054
Leased assets(1)	50,807	483,735	4,470,617	10,865,202
Property, plant and equipment temporarily out of service	12,007,642	14,608,650	12,463,065	24,349,022
Software	52,825,043	67,446,958	48,510,239	79,838,001
Others	813,297	985,275	6,222,398	8,684,024
Technical revaluation-Circular 550	10,526,009	9,360,583	10,571,433	9,380,024
Total	2,234,543,001	3,568,084,189	2,300,624,872	4,111,640,732

(1)	As of March 2005, this item considers mainly, ThCh$ 471,755 gross value of buildings with accumulated depreciation of ThCh$ 46,987.

Up to December 31, 2002, works in progress includes capitalization of financing cost of loans related to its financing, as per Technical Bulletin No. 31 of the Chilean Association of Accountants, thus, the gross property, plant and equipment balance includes interest in the amount of ThCh$ 185,200,225 for both years. Accumulated depreciation for this interest amounts to ThCh$ 109,934,043 and ThCh$ 96,137,205 for 2005 and 2004, respectively.

A depreciation charge for the period amounting to ThCh$46,150,088 and ThCh$65,141,548 for 2005 and 2004, respectively was recorded as operating cost, and a depreciation charge of ThCh$2,443,397 for 2005 and ThCh$1,282,007 for 2004 as administration and selling cost. Depreciation of property, plant and equipment that is temporarily out of service, is made up mainly of telephone equipment under repair and incurred depreciation amounting to ThCh$809,456 and ThCh$928,228 in 2005 and 2004, which is classified under "Other Non-operating Expenses".

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

The detail by item of the technical revaluation is as follows:

Description	Net Balance	Accumulated Depreciation	Gross property, plant and equipment 2005	Gross property, plant and equipment 2004
	ThCh$	ThCh$	ThCh$	ThCh$
Land	(485,040)	—	(485,040)	(485,393)
Building and improvements	(887,939)	(3,766,416)	(4,654,355)	(4,654,003)
Machinery and equipment	207,555	14,292,425	14,499,978	14,519,420
Total	(1,165,424)	10,526,009	9,360,583	9,380,024

Depreciation of the technical reappraisal surplus for the period of ThCh$(4,777) and ThCh$(13,073) for 2005 and 2004, respectively.

Gross property, plant and equipment includes assets that have been totally depreciated in the amount of ThCh$912,180,691 in 2005 and ThCh$832,298,721 in 2004, which include ThCh$11,643,650 and ThCh$12,122,658, respectively, from the reappraisals mentioned in Circular N°550.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

11.    Investments in Related Companies

The detail of investments in related companies is as follows:

Taxp. No.	Company	Country of origin	Currency controlling the investment	Number of shares	Percentage participation		Equity of the companies		Net income (loss) of the companies		Equity in income (loss) of the investment		Investment value		Investment book value
					2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	TBS Celular participación S.A. (2)	Brasil	Dollar	48,950,000	2.61	2.61	162,246,409	173,352,632	169,656	65,490	4,428	1,709	4,234,631	4,524,504	4,234,631	4,524,504
96,895,220-K	Atento Chile S.A.	Chile	Pesos	3,049,998	28.84	28.84	13,718,077	10,411,331	1,345,470	200,262	388,034	57,756	3,956,293	3,002,628	3,956,293	3,002,628
96,922,950-1	Empresa de Tarjetas Inteligentes S.A. (3)	Chile	Pesos	298,815	20.00	20.00	(101,867)	376,763	(36,801)	(58,868)	(7,360)	(11,773)	—	75,353	—	75,353
93,541,000-2	Impresora y Comercial Publiguías S.A. (1)	Chile	Pesos	—	—	9.00	—	30,965,801	—	(262,145)	—	(23,593)	—	2,786,922	—	2,786,922
	Total												8,190,924	10,389,407	8,190,924	10,389,407

(1)	On April 26, 2004, Compañía de Telecomunicaciones de Chile S.A. sold its 9% holding in Impresora y Comercial Publiguías S.A., to Telefónica Publicidad e Información S.A.. The selling price was US$ 14,760,000, equivalent to Ch$ 9,013 million, with a gain after taxes of Ch$ 4,940 million.

(2)	The Company records its investment in TBS Celular using the equity method since it exercises significant influence through the business group to which it belongs, as established in paragraph No. 4 of Circular 1179 issued by the Superintendency of Securities and Insurance and ratified in Title II of Circular 1697. Although Telefónica CTC Chile only has a 2.61% direct participation in TBS Celular, its Parent Company, Telefónica España directly and indirectly has a percentage exceeding 20% ownership of the capital stock of that company.

(3)	Investment for which a provision has been established the Company's participation in the negative shareholders' equity of this related company. This provision is included in "other current liabilities ".

As of the date of these financial statements there are no liabilities for hedge instruments assigned to foreign investments. The Company has the intention of reinvesting net income from foreign investments on a permanent basis, therefore there is no net income that is potentially remittable.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.    Goodwill and negative goodwill:

Goodwill:

The detail of goodwill is as follows:

			2005		2004
Taxpayer No.	Company	Year	Amount amortized in the period ended March 31	Balance of Goodwill	Amount amortized in the period ended March 31	Balance of Goodwill
			ThCh$	ThCh$	ThCh$	ThCh$
Foreign	TBS Celular Holding	2001	44,037	2,515,005	44,535	2,693,626
96,887,420-9	Globus 120 S.A.	1998	271,691	14,938,135	274,764	16,040,158
78,703,410-1	Tecnonáutica S.A.	1999	22,205	838,856	36,372	984,829
96,786,140-5	Telefónica Móvil S.A. (a)	1997	—	—	2,500,245	137,540,981
96,834,320-3	Telefónica Internet Empresas S.A.	1999	35,951	518,107	22,462	608,190
96,811,570-7	Telepeajes S.A.	2001	—	—	9,866	29,711
	Total		373,884	18,810,103	2,888,244	157,897,495

Goodwill amortization periods have been determined taking into account aspects such as the nature and characteristics of the business and estimated period of return of investment.

(a)	As indicated in Note 2d) No. 1 with the sale of this subsidiary on July 23, 2004, the Company extraordinary amortized the remaining goodwill on that investment as of June 30, 2004 of ThCh$ 133,872,010.

13.    Intangibles:

The detail of Intangibles is as follows:

	2005	2004
	ThCh$	ThCh$
Underwater cable rights (gross)	34,366,502	28,866,222
Accumulated amortization previous period	(4,919,218)	(3,359,414)
Amortization for the period	(443,283)	(317,075)
Licenses (Software) (gross)	11,020,194	3,229,361
Accumulated amortization previous period	(1,845,574)	(972,701)
Amortization for the period	(376,802)	(222,551)
Licenses for use of broad-band width	—	9,753,984
Accumulated amortization previous period	—	(352,173)
Amortization for the period	—	(81,338)
Total Net Intangibles	37,801,819	36,544,315

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.    Others (from Other Assets):

The detail of Others is as follows:

	2005	2004
	ThCh$	ThCh$
Deferred disbursement for obtaining external financing (see note 8b) (a)	1,126,932	1,132,883
Deferred union contract bonus (see note 8a)	630,044	2,865,132
Bond issue expenses (see note 25)	361,800	1,934,818
Bond discount (see note 25)	212,582	3,366,732
Deferred forward contract premiums	36,372	102,317
Leased vehicles	53,934	221,849
Securities deposits	131,911	135,697
Deferred charge due to change in actuarial estimations (b)	8,063,309	—
Deferred staff severance indemnities (c)	5,370,684	—
Others	107,582	380,470
Total	16,095,150	10,139,898

(a)	This amount corresponds to the cost (net of amortizations) of the mandatory reserve paid to the Banco Central de Chile and disbursements incurred for foreign loans obtained by the Company, to finance its investment plan.

(b)	In virtue of the new contractual conditions derived from the organizational evolution experienced by the Company, there have been a series of studies that allowed, in first instance in 2004, modification of the future permanence of employees variable of the basis for calculating staff severance indemnities. After concluding these studies, in 2005 other estimations were incorporated such as mortality of employees and salary increases, all determined on the basis of actuarial calculations, as established in Technical Bulletin No. 8 of the Chilean Association of Accountants.

The difference at the beginning of the year as a result of changes in the actuarial estimates constitutes actuarial gains or losses, which are deferred and amortized during the years of average future permanence remaining for the employees that will receive the benefit. (see note 2 u)

(c)	In conformity with the union agreements between the Company and its employees, loans were granted to employees, the amounts and conditions of which were based, among other aspects, on the accrued balances of staff severance indemnities when they were granted.

The loan is presented in other long-term receivables. The staff severance indemnities provision has been partially recorded at its current value, deferring and amortizing this effect over the years of average future permanence remaining of the employee who accepted the benefit.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

15.    Short-term debt with banks and financial institutions:

The breakdown of short-term obligations with banks and financial institutions is as follows:

	Bank or financial institution	US$		U.F.		Ch$		TOTAL
Taxp. No.	Short-term	2005	2004	2005	2004	2005	2004	2005	2004
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
97,030,000-7	BANCO ESTADO	—	—	—	—	9,485,901	9,665,539	9,485,901	9,665,539
97,015,000-5	BANCO SANTANDER SANTIAGO	—	—	—	—	—	10,056,864	—	10,056,864
	Total	—	—	—	—	9,485,901	19,722,403	9,485,901	19,722,403
	Outstanding principal	—	—	—	—	9,268,856	19,518,349	9,268,856	19,518,349
	Average annual interest rate	—	—	—	—	3.00%	3.29%	3.00%	3.29%
	Current maturities of long-term debt
97,015,000-5	BANCO SANTANDER SANTIAGO	—	—	442,258	909,697	—	—	442,258	909,697
Foreign	CALYON NEW YORK BRANCH Y OTROS	112,303	—	—	—	—	—	112,303	—
97,008,000-7	BANCO CITIBANK	—	6,805,470	—	—	—	—	—	6,805,470
Foreign	ABN AMRO BANK	1,464,532	997,183	—	—	—	—	1,464,532	997,183
Foreign	BANCO BILBAO VIZCAYA ARGENTARIA	14,731,916	79,413,680	—	—	—	—	14,731,916	79,413,680
	Total	16,308,751	87,216,333	442,258	909,697	—	—	16,751,009	88,126,030
	Outstanding principal	14,648,250	85,504,984	—	—	—	—	14,648,250	85,504,984
	Average annual interest rate	3.04%	2.15%	1.55%	6.96%	—	—	3.04%	2.20%

	Percentage of obligations in foreign currency:		62.16% for 2005 and 80.87% for 2004
	Percentage of obligations in losal currency:		37.84% for 2005 and 19.13% for 2004

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

16.    Long-term debt with banks and financial institutions

Long-term obligations with banks and financial institutions:

Taxp. No.	Bank or Financial Institution	Currency or Indexation Index	Years to maturity for long-term portion			Long-term portion as of Mar. 31, 2005	Average annual interest rate %	Long-term portion as of Mar. 31, 2004
			1 to 2	2 to 3	3 to 5
			ThCh$	ThCh$	ThCh$	ThCh$		ThCh$
	LOANS IN DOLLARS
Foreign	CALYON NEW YORK BRANCH Y OTROS (1)	US$	—	—	117,186,000	117,186,000	Libor + 0,40%	—
Foreign	ABN AMRO BANK (1)	US$	61,522,650	79,100,550	35,155,800	175,779,000	Libor + 1,063%	188,974,579
97,008,000-7	BANCO CITIBANK (2)	US$	—	—	—	—	—	6,765,577
Foreign	BANCO BILBAO VIZCAYA ARGENTARIA	US$	—	—	—	—	—	62,991,527
	SUBTOTAL		61,522,650	79,100,550	152,341,800	292,965,000	3.58%	258,731,683
	LOANS IN UNIDADES DE FOMENTO
97,015,000-5	BANCO SANTANDER SANTIAGO (3)	UF	—	—	61,141,663	61,141,663	Tab 360 + 0,95%	61,108,163
	TOTAL		61,522,650	79,100,550	213,483,463	354,106,663	1.55%	319,839,846

	Percentage of obligations in foreign currency:	82.73% in 2005 and 80,89% in 2004
	Percentage of obligations in local currency:	17.27% in 2005 and 19,11% in 2004

(1)	In December 2004, the Company renegotiated this loan, extending its due date from January and August 2005 to December 2009, in addition to changing the agent bank.

(2)	In April 2003, the Company renegotiated this loan, extending its maturity date from December 2003 to April 2008, in addition to changing the agent bank which was Citibank N.A..

(3)	In March 2004, the Company renegotiated this loan, extending its maturity date from April 2004 to April 2008.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.     Obligations with the Public:

a)	Commercial paper:

On January 27, 2003, Telefónica CTC Chile registered a commercial paper line in the securities registry, the inspection number of which is 5. The maximum amount of the line is ThCh$ 35,000,000, and placements charged to this line may not exceed that amount. The term of this line will be 10 years from the date of registration with the Superintendency of Securities and Insurance. The interest rate will be defined on each issuance of these commercial papers.

On May 12, 2004, there was a placement in two series (C and D) for ThCh $ 35,000,000 of the same type of financial instrument. The placement agent was Santander Investment S.A. Also an additional Ch$ 35,000 milion commercial paper line was registered.

On January 18, 2005, Series E of the same type and instrument were placed in the amount of ThCh$ 17,676,635. The placement agent on this opportunity was Inversiones Boston Corredores de Bolsa.

The details of these transactions are described below:

Registration or identification number of the instrument	Series	Current nominal amount placed M$	Bond readjustment unit M$	Interest rate %	Final Maturity	Accounting value		Placement in Chile or abroad
						2005 M$	2004 M$
Short-term commercial paper
005	C	17,500,000	Ch$ non-adjustable	0.2257	Apr 5, 2005	17,493,592	—	Chile
005	D	17,500,000	Ch$ non-adjustable	0.2286	May 5, 2005	17,454,554	—	Chile
005	E	12,000,000	Ch$ non-adjustable	0.3100	Oct 13, 2005	11,763,510	—	Chile
Total						46,711,656	—

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

17.     Obligations with the Public, continued:

b)	Bonds

The detail of obligations with the public for bond issues, classified as short and long-term is as follows:

Registration number or identification of the instrument	Series	Nominal Amount of issue	Readjustment unit for bond	Nominal annual interest rate	Final maturity	Frequency		Par value		Placement in Chile or abroad
						Interest payment	Amortizations	2005 ThCh$	2004 ThCh$
				%
Short-term portionof long-term bonds
143.27.06.91	F	71,429	U.F.	6.000	Apr. 2016	Semi-annual	Semi-annual	1,615,564	1,648,320	Chile
203.23.04.98	K (a)	—	U.F.	6.750	Feb. 2020	Semi-annual	Semi-annual	—	954,366	Chile
Issued in New York	Yankee Bonds (b)	—	US$	7.625	Jul. 2006		Maturity	461,692	2,601,637	Abroad
Issued in New York	Yankee Bonds (c)	156,440,000	US$	8.375	Jan. 2006	Semi-annual	Maturity	93,560,757	1,877,034	Abroad
Issued in Luxembourg	Eurobonds	—	EURO	5.375	Ago. 2004	Semi-annual	Maturity	—	102,078,013	Abroad
							Total	95,638,013	109,159,370
Long-term bonds
143.27.06.91	F	750,000	U.F.	6.000	Apr. 2016	Semi-annual	Semi-annual	12,899,093	14,119,828	Chile
203.23.04.98	K (a)	—	U.F.	6.750	Feb. 2020	Semi-annual	Semi-annual	—	68,366,760	Chile
Issued in New York	Yankee Bonds (b)	49,603,000	US$	7.625	Jul. 2006	Semi-annual	Maturity	29,063,886	118,225,647	Abroad
Issued in New York	Yankee Bonds (c)	—	US$	8.375	Jan. 2006	Semi-annual	Maturity	—	125,983,053	Abroad
							Total	41,962,979	326,695,288

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

17.    Obligations with the Public, continued:

b)	Bonds, continued:

a)	During December 2004 and as stated in the sixth clause, letter K of the Bond Issuance Agreement, Telefónica CTC Chile decided to exercise the advanced redemption option of all the Bonds of this series. The amount of the redemption of this issuance is U.F. 3,992,424 plus interest accrued until February 15, 2005, the effective date of the redemption. This has meant recognizing in income the balances pending amortization for "Bond issue expenses" and "Bond discount", reducing the term to the advanced redemption date. As of March 31, 2005 the extraordinary effects from these amortizations on total income amount to ThCh $ 3,236,587(included in Financial Expenses).

b)	Starting May 2003 and until December of that same year, Telefónica CTC Chile, partially repurchased US$12.3 million of its placement denominated in the same currency. This repurchase was carried out at an average of 111.05% of par value, which meant a payment of US$ 13.68 million, plus accrued interest as of that date on the nominal amount of the repurchase. During November and December 2004, Telefónica CTC Chile made a tender offer for the dollar issuances. As a product of this offer, in those two months and for that placement, the Company repurchased US$ 138,082,000. This operation was carried out paying an average price of 107.0 % of the par value. The partial repurchase of this series resulted in the Company recognizing extraordinary proportional amortization of the balances corresponding to "Bond issue expenses" and "Bond discount", as well as on payment of the repurchase. The net of these three effects of ThCh$ 6,631,649 was charged to the financial expenses for the period.

c)	During November and December 2004, Telefónica CTC Chile made a tender offer to repurchase US$ issuances . As a result of this offer the Company in these two months, and for this placement, repurchased US$ 43,560,000. This operation was carried out at a price of 105.356% of par value. The partial repurchase of this series meant recognizing extraordinary amortizations proportional to the balances corresponding to "Bond issue expenses", "Bond discount", as well as on payment of the repurchase. The net of these three effects of ThCh$ 1,461,539 was charged to financial expenses for the period.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.	Accruals:

The detail of accruals shown in liabilities is as follows:

	2005	2004
	ThCh$	ThCh$
Current
Staff severance indemnities	265,988	254,961
Vacation	1,624,928	2,024,091
Other employee benefits (a)	2,985,981	3,889,465
Employee benefit advances	(2,219,255)	(2,103,873)
	2,657,642	4,064,644
Long-term
Staff severance indemnities	33,330,365	19,832,014
Total	35,988,007	23,896,658

(a)	Includes provisions for the bonus guaranteed under the current union contract, and miscellaneous.

During 2005 and 2004, there were bad debt write-offs of ThCh$ 36,602 and ThCh$ 35,745, respectively, which were charged against the respective allowance for doubtful accounts.

19.	Staff severance indemnities:

The detail of the charge to income for staff severance indemnities is as follows:

	2005	2004
	ThCh$	ThCh$
Operating costs and administration and selling expenses	696,221	953,686
4Total	696,221	953,686
Payments and other changes in the period (a)	3,436,996	(676,675)

(a)	Includes the effect of the ThCh $ 4,057,641 increase in the provision due to a change in actuarial estimations of employees made in 2005 (see Note 3) and payments of ThCh$620,645.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

20.	Minority interest:

Minority interest recognizes the portion of equity and revenues of subsidiaries owned by third parties. The breakdown for the quarters ended March 31, 2005 and 2004, respectively, is as follows:

	Percentage Minority Interest		Participation in equity		Participation in net income (loss)
Subsidiaries	2005	2004	2005	2004	2005	2004
	%	%	ThCh$	ThCh$	ThCh$	ThCh$
Administradora de Sistemas de Telepeajes de Chile S.A.	20.00	20.00	235,776	97,186	6,644	(2.966)
Telefónica Mundo S.A.	0.84	0.84	1,181,069	1,155,141	(36,742)	(42.364)
Fundación Telefónica	50.00	50.00	183,317	89,047	48,083	90.314
Comunicaciones Mundiales	0.34	0.34	—	—	—	—
CTC Equipos y Servicios S.A.	0.0001	—	30	35	(2)	(2)
Totales			1,600,192	1,341,409	17,983	44,982

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

21.    Shareholders' Equity

During the periods ended March 31, 2005 and 2004, respectively, changes in stockholders' equity accounts are as follows:

	Paid-in capital	Reserve equity indexation	Other reserves	Retained earnings	Net income for the period	Interim dividend	Total shareholders' equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2005
Balances as of December 31, 2004	880,977,537	—	(1,237,651)	48,806,351	311,628,674	(255,303,899)	984,871,012
Transfer of 2004 net income to retained earnings	—	—	—	311,628,674	(311,628,674)	—	—
Adjustment of foreign investment conversion reserve	—	—	238,170	—	—	—	238,170
Price-level restatement	—	(7,047,820)	9,901	(2,883,480)	—	2,042,431	(7,878,968)
Net income for the period	—	—	—	—	8,170,508	—	8,170,508
Balances as of March 31, 2005	880,977,537	(7,047,820)	(989,580)	357,551,545	8,170,508	(253,261,468)	985,400,722
2004
Balances as of December 31, 2003	859,490,281	—	(791,199)	421,404,583	10,133,882	—	1,290,237,547
Transfer of 2003 income to retained earnings	—	—	—	10,133,882	(10,133,882)	—	—
Adjustment of foreign investment conversion reserve	—	—	126,646	—	—	—	126,646
Price-level restatement	—	(4,297,452)	4,240	(2,157,691)	—	—	(6,450,903)
Net income for the period	—	—	—	—	3,512,518	—	3,512,518
Balances as of March 31, 2004	859,490,281	(4,297,452)	(660,313)	429,380,774	3,512,518	—	1,287,425,808
Restated balances as of March 31, 2005	878,321,326	(4,391,609)	(674,778)	438,788,314	3,589,476	—	1,315,632,729

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.    Equity, continued:

(a)    Paid-in capital:

As of March 31, 2005 the Company's paid-in capital is as follows:

Number of shares:

Series	No. of subscribed shares	No. of paid shares	No. of shares with voting rights
A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

Paid-in capital:

Series	Subscribed Capital	Paid-in Capital
	ThCh$	ThCh$
A	804,434,684	804,434,684
B	76,542,853	76,542,853

(b)    Shareholder stratification:

As indicated in Circular No. 792 of the Chilean Superintendency of Securities and Insurance, the stratification of shareholders by percentage shareholding in the Company as of March 31, 2005 is as follows:

Type of shareholder	Percentage of Total holdings %	Number of shareholders
10% holding or more	57.09	2
Less than 10% holding: Investment equal to or exceeding UF 200	42.14	1,859
Investment under UF 200	0.77	11,488
Total	100.00	13,349
Company controller	44.90	1

(c)    Dividends:

As established in Law No. 18,046, unless otherwise agreed upon by the unanimous vote of all shareholders at a Shareholders' Meeting, when there is net income, at least 30% must be distributed as dividends.

i)    Dividend policy

On September 21, 2004, the Company's Board of Directors, in view of the cash situation, levels of projected investment and solid financial indicators for 2004 and thereafter, modified the distribution of dividends reported to the Annual General Shareholders' Meeting of April 2004, and declared that it is the intention of the Board to distribute 100% of net income earned during the respective year, through an interim dividend in November of each year and a final dividend in May of the following year, and that will submitted to the corresponding Annual General Shareholders' Meeting.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.    Equity, continued:

ii)    Dividend distributed in the year:

On April 15, 2004, the Annual General Shareholders' Meeting approved a final dividend of (No. 164) Ch$ 3,20 per share equivalent to ThCh $ 3,062,903, with a charge to net income for 2003. The dividend was paid on May 7, 2004.

Additionally, during July 2004 the following dividend distribution was agreed:

—	On June 14, 2004, the Board of Directors of the Company agreed to pay shareholders' an interim dividend charges against 2004 net income.

—	In turn, the Extraordinary Shareholders' Meeting of July 15, 2004, approved the sale of subsidiary Telefónica Móvil de Chile S.A., and distribution of a final dividend against retained earnings as of December 31, 2003.

Both dividends, in the amount of US$ 800 million, were subject to materialization of the sale of all the shares of Telefónica Móvil de Chile S.A., event that would be consummated if, Telefónica Móviles S.A, accepted the proposal of the Extraordinary Shareholders' Meeting, which implied-, it assuming the taxes arising at of the sale operation, that amounted to US$ 51 million.

On July 23, 2004, the agreement for the sale of the shares of the former subsidiary Telefónica Móvil de Chile S.A. was signed. Therefore, on August 31, 2004, the Company paid the approved dividends relating to the sale of its subsidiary. The dividends are analyzed in the following manner:

•	Dividend No. 165, with a charge to retained earnings of ThCh$ 385,685,783.

•	Dividend No. 166, in the nature of an interim dividend of ThCh$ 128,561,925, with a charge to 2004 net income.

In the context of the modification of the dividend policy approved in September 2004, the Board agreed to distribute interim dividend (No. 167) with a charge to 2004 net income of Ch$130 per share equivalent to ThCh$ 124,430,423 which was paid on November 4, 2004.

Additionally in January 2005, the Board of Directors agreed to propose payment of a final dividend of Ch$58.84591 per share with a charge to net income for 2004 to the Annual General Shareholders' Meeting, thus complying with the aforementioned dividends policy. Likewise, it was agreed to propose to the next Annual General Shareholders' Meeting an eventual dividend of Ch$ 50.99095 per share with a charge to retained earnings as of December 2004.

(d)    Other reserves:

Other Reserves include the net effect of the adjustment for conversion differences as established in Technical Bulletin No. 64 of the Chilean Association of Accountants, the detail of which is as follows:

	Company	Amount December 31, 2004	Price-level restatement	Net Movement	Balance as of March 31, 2005
		ThCh$	ThCh$	ThCh$	ThCh$
Foreign	TBS Participación S.A. (1)	(1,237,651)	9,901	238,170	(989,580)
	Total	(1,237,651)	9,901	238,170	(989,580)

(1)	This increase (decrease) corresponds to the net effect of the adjustment for conversion difference as established in Technical Bulletin N°64 of the Chilean Association of Accountants.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.    Income and Expenses:

(a)    Other non-operating income:

The breakdown of other non-operating income is as follows:

Other Income	2005	2004
	ThCh$	ThCh$
Penalties on suppliers and indemnities	68,700	104,992
Proceeds from sale of used equipment	425,752	315,896
Sales of promotional material	—	88,520
Real estate rental	77,237	24,293
Others	6,703	175,812
Total	578,392	709,513

(b)    Other non-operating expenses:

The detail of other non-operating expenses is as follows:

	2005	2004
	ThCh$	ThCh$
Other Expenses:
Financial instrument marked-to-market provision	257,645	—
Depreciation and retirement of out of service property, plant and equipment (1)	1,170,172	938,228
Donations	—	61,315
Others	8,523	15,227
Total	1,436,340	1,014,770

(1)	As of March 2005 this item is mainly composed of depreciation of telephone equipment maintained in stock for replacement of lines in service. In 2004, it includes depreciation of the La Serena Cable TV network (assets temporarily out of service) not transferred in the sale of subsidiary Multimedia to Cordillera Comunicaciones.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.    Price-level restatement:

The detail of price-level restatement is as follows:

Assets (Charges) Credits	Indexation	2005	2004
		ThCh$	ThCh$
Inventories	I.P.C	(42,379)	(30,985)
Prepaid expenses	I.P.C	(1,391)	—
Other current assets	I.P.C	(6,467)	(130,276)
Other current assets	U.F.	147,636	(28,261)
Short and long-term deferred taxes	I.P.C	(982,880)	(687,295)
Property, plant and equipment	I.P.C	(10,952,664)	(9,308,369)
Investments in related companies	I.P.C	(66,373)	(44,178)
Goodwill	I.P.C	(154,709)	(808,045)
Long-term debtors	U.F.	789,071	22,303
Other long-term assets	I.P.C	(483,317)	(166,560)
Other long-term assets	U.F.	3,696	(191,333)
Expense accounts	I.P.C	(194,143)	(58,579)
Total (Charges) Credits		(11,943,920)	(11,431,578)

Liabilities – Shareholders' Equity (Charges) Credits	Indexation	2005	2004
		ThCh$	ThCh$
Short-term obligations	I.P.C	—	37,269
Short-term obligations	U.F.	(1,976,852)	1,284,777
Long-term obligations	I.P.C	4,074	2,561
Long-term obligations	U.F.	349,695	1,127,140
Shareholders' equity	I.P.C	7,878,968	6,592,239
Revenue accounts	I.P.C	317,757	113,215
Total Credits (Charges)		6,573,642	9,157,201
(Loss) Gain from price-level restatement, net		(5,370,278)	(2,274,377)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.    Foreign exchange gains/losses:

The detail of foreign exchange gain loss is as follows:

Assets (Charges) Credits	Currency	2005	2004
		ThCh$	ThCh$
Current assets	US$	10,272,427	10,777,480
Current assets	EURO	(1,060)	1,774,434
Long-term receivables	US$	6,047,980	3,939,788
Other long-term assets	US$	22,503	56,242
Other long-term assets	EURO	—	36
Total Credits		16,341,850	16,547,980

Liabilities (Charges) Credits	Currency	2005	2004
		ThCh$	ThCh$
Short-term obligations	US$	5,805,667	4,792,697
Short-term obligations	EURO	548	(1,727,458)
Long-term obligations	US$	(19,774,657)	(18,614,231)
Long-term obligations	EURO	—
Total Charges		(13,968,442)	(15,548,992)
Foreign exchange gain, net		2,373,408	998,988

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.    Issuance and placement of shares and debt expense:

The detail of this item is as follows:

	Short-term		Long-term
	2005	2004	2005	2004
	ThCh$	ThCh$	ThCh$	ThCh$
Bond issuance expenses	406,754	878,488	361,800	1,934,818
Discount on debt	56,700	560,933	212,582	3,366,732
Commercial paper issuance expense	169,706	—	—	—
Total	633,160	1,439,421	574,382	5,301,550

These items are classified under Other Current Assets and Other Long-term Assets, as applicable and are amortized over the term of the respective obligations, as described in Note 17 "Obligations with the Public".

26.    Cash flows:

Financing and investment activities that do not generate cash flows during the period, but which commit future cash flows are as follows:

a)	Financing activities: The breakdown of financing activities that commit future cash flows are:

Obligations with banks and financial institutions	- see Notes No. 15 and 16
Obligations with the public	- see Notes No. 17

b)	Investment activities: Investment activities that commit future cash flows are as follows:

	Maturity	ThCh$
PRD	2005	4,148,677
Zero	2005	19,589,744
BCD	2005	7,324,125

c)	Cash and cash equivalents:

	2005	2004
	ThCh$	ThCh$
Cash	4,940,493	8,741,868
Time deposits	74,881,501	1,724,418
Mutual funds	—	184,506
Other current assets	57,377,282	30,124,169
Total	137,199,276	40,774,961

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Translation of financial statements originally issued in Spanish)

27.	Derivative contracts:

The breakdown of derivative contracts is as follows:

TYPE OF DERIVATIVE	TYPE OF CONTRACT	DESCRIPTION OF CONTRACT						VALUE OF HEDGED ITEM	AFFECTED ACCOUNTS
		CONTRACT VALUE	MATURITY OR EXPIR.	SPECIFIC ITEM	PURCHASE SALE POSITION	HEDGED ITEM OR TRANSACTION			ASSET / LIABILITY		EFFECT ON INCOME
						NAME	AMOUNT		NAME	AMOUNT	REALIZED	UNREALIZED
								ThCh$		ThCh$		ThCh$
FR	CI	62,000,000	II Trim. 2005	Exchange rate	C	Oblig. in US$	62,000,000	36,327,660	asset	36,327,660	—	1,957,923
									liabilities	(38,626,022)
FR	CI	41,800,000	III Trim. 2005	Exchange rate	C	Oblig. in US$	41,800,000	24,491,874	asset	24,491,874	—	1,271,441
									liabilities	(26,244,662)
FR	CI	44,000,000	IV Trim. 2005	Exchange rate	C	Oblig. in US$	44,000,000	25,780,920	asset	25,780,920	—	1,301,377
									liabilities	(26,054,950)
FR	CI	19,000,000	III Trim. 2006	Exchange rate	C	Oblig. in US$	19,000,000	11,132,670	asset	11,132,670	—	148,901
									liabilities	(11,599,950)
FR	CCPE	79,300,000	II Trim. 2005	Exchange rate	C	Oblig. in US$	79,300,000	46,464,249	asset	46,464,249	—	2,603,113
									liabilities	(49,678,204)
FR	CCPE	100,700,000	III Trim. 2005	Exchange rate	C	Oblig. in US$	100,700,000	59,003,151	asset	59,003,151	—	3,171,766
									liabilities	(62,077,525)
FR	CCPE	126,700,000	IV Trim. 2005	Exchange rate	C	Oblig. in US$	126,700,000	74,237,331	asset	74,237,331	—	2,023,674
									liabilities	(73,093,047)
FR	CCPE	5,000,000	I Trim. 2006	Exchange rate	C	Oblig. in US$	5,000,000	2,929,650	asset	2,929,650	—	148,355
									liabilities	(2,835,491)
FR	CCPE	200,000,000	II Trim. 2009	Exchange rate	C	Oblig. in US$	200,000,000	117,186,000	asset	117,186,000	—	3,987,681
									liabilities	(114,767,521)
FR	CI	58,000,000	II Trim. 2005	Exchange rate	C	Oblig. in US$	58,000,000	33,983,940	asset	33,983,940	—	1,650,460
									liabilities	(35,551,980)
FR	CI	21,000,000	III Trim. 2005	Exchange rate	C	Oblig. in US$	21,000,000	12,304,530	asset	12,304,530	—	635,452
									liabilities	(13,282,348)
FR	CCPE	52,000,000	II Trim. 2005	Exchange rate	C	Oblig. in US$	52,000,000	30,468,360	asset	30,468,360	—	1,188,720
									liabilities	(31,418,427)
FR	CCPE	10,000,000	III Trim. 2005	Exchange rate	C	Oblig. in US$	10,000,000	5,859,300	asset	5,859,300	—	285,300
									liabilities	(6,317,363)
FR	CCPE	63,500,000	III Trim. 2005	Exchange rate	C	Oblig. in US$	63,500,000	37,206,555	asset	37,206,555	—	582,040
									liabilities	(37,053,647)
FR	CCPE	6,000,000	III Trim. 2006	Exchange rate	C	Oblig. in US$	6,000,000	3,515,580	asset	3,515,580	—	168,660
									liabilities	(3,504,911)
FR	CI	48,000,000	II Trim. 2005	Exchange rate	V	Oblig. in US$	48,000,000	27,700,860	asset	27,700,860	—	(1,373,749)
									liabilities	(28,128,949)
FR	CI	12,000,000	III Trim. 2005	Exchange rate	V	Oblig. in US$	12,000,000	6,793,920	asset	6,793,920	—	(347,705)
									liabilities	(7,036,505)
FR	CI	16,600,000	IV Trim. 2005	Exchange rate	V	Oblig. in US$	16,600,000	9,478,210	asset	9,478,210	—	(426,069)
									liabilities	(9,739,669)
FR	CI	37,000,000	II Trim. 2005	Exchange rate	V	Oblig. in US$	37,000,000	21,418,810	asset	21,418,810	—	(1,121,085)
									liabilities	(21,597,595)
FR	CI	35,700,000	III Trim. 2005	Exchange rate	V	Oblig. in US$	35,700,000	19,956,118	asset	19,956,118	—	(1,027,076)
									liabilities	(20,789,023)
FR	CI	50,000,000	IV Trim. 2005	Exchange rate	V	Oblig. in US$	50,000,000	27,802,224	asset	27,802,224	—	(1,416,914)
									liabilities	(29,095,728)
S	CCPE	200,000,000	II Trim. 2009	Interest rate	C	Oblig. in US$	200,000,000	—	asset	4,469	—	(98,495)

Deferred income for exchange forward contracts									liabilities	(2,305,911)	852,742	395,507
Deferred costs for exchange insurance									asset	774,616	(119,279)	(341,965)
Exchange forward contracts expensed during the period (net)											3,642,453
					Total						4,375,916	15,367,312

Types of derivatives:	Type of Contract:
FR: Forward	CCPE: Hedge contract for existing transactions
S: Swap	CCTE: Hedge contract for anticipated transactions
CI: Investment hedge contract

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Contingencies and restrictions:

a)	Lawsuits:

(i)	Complaints presented by VTR Telefónica S.A.:

On June 30, 2000, VTR Telefónica S.A. filed an ordinary suit for the collection of access charges in the amount of Ch $ 2,500 million, based on the differences that would originate from the lowering of access charges rate due to Rate Decree No. 187 of Telefónica CTC. First instance sentence accepted the complaint of VTR and the compensation alleged by Telefónica CTC. The Company filed a motion to vacate and appeal, which is currently underway.

(ii)	Labor lawsuits:

In the course of normal operations, labor lawsuits have been filed against the Company.

To date, among others, there are labor proceedings involving former employees, who claim wrongful dismissal. These employees did not sign termination releases or receive staff severance indemnities. On various occasions, the Supreme Court has reviewed the sentences handed down on the matter, accepting the thesis of the Company, ratifying the validity of the terminations.

There are, in addition, other lawsuits involving former employees, whose staff severance indemnities have been paid and their termination releases signed, who in spite of having chosen voluntary retirement plans or having been terminated due to company needs, intend to have the terminations voided. Of these lawsuits, to date, two have received a sentence favorable to the Company, rejecting the annulments.

Certain unions have filed complaints before the Santiago Labor Courts, requesting indemnities for various concepts.

In the opinion of Management and their internal legal counsel, the risk that the Company will be required to pay indemnities in the amount claimed in the previously mentioned lawsuits, in addition to other civil and labor suits where the Company is the defendant, is remote. Management considers it unlikely that the Company's income and equity will be significantly affected by these loss contingencies. As a consequence, no provision has been established in relation to the indemnities claimed.

(iii)	Lawsuit against the State of Chile:

On October 31, 2001,Telefónica CTC Chile filed an administrative motion to set aside before the Ministry of Transport and Telecommunications and the Ministry of Economy, requesting correction of the errors and illegalities in Rate Decree No. 187 of 1999. On January 29, 2002, the Ministries issued a joint response rejecting the administrative recourse, determination which they arrived at after having "carefully evaluated, only the viability and timeliness of the petition made, considering the set of circumstances that concur in the problem stated and the prudence that must orient public actions", to add that such rejection "has had no other motivation than to protect the general interest and progress of the telecommunications services".

Upon extinguishing the administrative instances to correct the errors and illegalities involved in the tariff setting process of 1999, in March 2002, Telefónica CTC Chile filed a lawsuit for damages against the State of Chile for the sum of Ch $181,038,411,056, plus readjustments and interest, which covers past and future damages until May 2004.

The judicial process is currently at the stage of dictating sentence.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.	Contingencies and restrictions, continued:

(iv)	Manquehue Net:

On June 24, 2003, Telefónica CTC Chile filed a forced compliance of contracts complaint with damage indemnity before the mixed arbitration court of Mr. Victor Vial del Río against Manquehue Net, in the amount of Ch $3,647,689,175 in addition to costs incurred during the proceeding. Likewise, and on the same date, Manquehue Net filed a compliance with discounts complaint (in the amount of UF 107,000), in addition to an obligation to perform complaint (signing of a 700 services contract). After completion of the evidence period, on June 5, 2004 the arbiter called the parties together to pronounce a sentence.

b)	Financial restrictions:

In order to carry out its investment plans, the Company obtained financing in the local and foreign market (notes 15, 16 and 17), which established among others: maximum debt that the Company may have, interest and cash flows coverage.

The maximum debt ratio for these contracts is 1.50, whereas the interest coverage ratio cannot be less than 4.00 and lastly the cash flow ratio must be equal to or greater than 0.166.

Non-compliance with these clauses implies that all the obligations included in these financing contracts will be considered as due.

As of March 31, 2005 the Company complies with all the financial restrictions.

c)	Guarantees:

On September 8, 2003 the Company, through Banco de Crédito e Inversiones, took out a letter of credit in favor of Intelsat to guarantee fulfillment of its obligations product of the use of a satellite. This document was taken for ThCh$ 1,158,178, with automatic renewal and initial maturity on February 28, 2006.

29.	Third party guarantees:

The Company has not received any guarantees from third parties.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Translation of financial statements originally issued in Spanish)

30.	Local and Foreign Currency:

A summary of the assets in local and foreign currency is as follows:

Description	Currency	2005	2004
		ThCh$	ThCh$
Total current assets:		401,433,551	442,666,528
Cash	Non-indexed Ch$	4,843,514	7,182,466
	Dollars	43,636	1,543,145
	Euros	53,343	16,259
Time deposits	Indexed Ch$	276,106	275,134
	Non-indexed Ch$	74,494,069	0
	Dollars	111,326	1,449,284
Marketable securities	Indexed Ch$	0	184,506
	Dollars	31,569,713	48,489,883
Notes and accounts receivable (a)	Indexed Ch$	—	301,561
	Non-indexed Ch$	143,519,645	214,207,397
	Dollars	36,868,868	11,585,362
Due from related companies	Non-indexed Ch$	13,658,106	9,667,591
	Dollars	2,502,329	10,688,121
Other current assets (b)	Indexed Ch$	20,277,639	52,063,241
	Non-indexed Ch$	42,709,159	48,714,870
	Dollars	30,506,098	36,160,687
	Euros	—	137,021
Total property, plant and equipment:		1,333,541,188	1,811,015,860
Property, plant and equipment and accumulated depreciation	Indexed Ch$	1,333,541,188	1,811,015,860
Total other long-term assets		102,710,006	247,080,010
Investment in related companies	Indexed Ch$	8,190,924	10,389,407
Investment in other companies	Indexed Ch$	3,919	3,919
Goodwill	Indexed Ch$	18,810,103	157,897,495
Other long-term assets (c)	Indexed Ch$	65,885,867	49,572,897
	Non-indexed Ch$	4,459,402	10,803,723
	Dollars	5,359,791	18,412,569
Total assets		1,837,684,745	2,500,762,398
	Indexed Ch$	1,446,985,746	2,081,704,020
	Non-indexed Ch$	283,683,895	290,576,047
	Dollars	106,961,761	128,329,051
	Euros	53,343	153,280

(a)	Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Miscellaneous Accounts Receivable.

(b)	Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.

(c)	Includes the following balance sheet accounts: Long-term Debtors, Intangibles, Accumulated amortization and Others.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Translation of financial statements originally issued in Spanish)

30.	Local and Foreign Currency, continued:

A summary of the current liabilities in local and foreign currency is as follows:

		Up to 90 days				90 days up to 1 year
		2005		2004		2005		2004
Description	Currency	Amount	Average annual interest	Amount	Average annual interest	Amount	Average annual interest	Amount	Average annual interest
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Short-term obligations with banks and financial institutions	Non-indexed Ch$	9,485,901.00	3.00	9,675,986	3.36	—	—	10,046,417	2.88
Short-term portion of obligations with banks and financial institutions	Indexed Ch$	—	—	909,697	—	—	—	—	—
	Dollars	16,751,009	3.00	1,620,317	—	—	—	85,596,016	2.14
Obligations with the public (Commercial paper)	Non-indexed Ch$	34,948,146	2.96	—	—	11,763,510	3.72	—	—
Obligations with the public (Bonds payable)	Indexed Ch$	—	—	1,728,335	5.97	1,615,564	5.80	874,350	6.03
	Dollars	—	—	—	—	94,022,449	8.38	4,478,672	—
	Euros	—	—	—	—	—	—	102,078,013	5.38
Long-term obligations maturing within a year	Indexed Ch$	7,863	9.06	449,209	8.91	23,587	9.06	10,943	8.84
Due to related parties	Indexed Ch$	—	—	—	—	134,150	—	134,077	—
	Non-indexed Ch$	22,793,088	—	19,838,346	—	—	—	—	—
	Dollars	862,977	—	2,677,646	—	—	—	—	—
Other current liabilities (d)	Indexed Ch$	—	—	—	—	—	—	35,206,375	—
	Non-indexed Ch$	155,326,579	—	136,191,310	—	1,137,491	—	8,431,893	—
	Dollars	7,940,900	—	14,505,774	—	—	—	—	—
TOTAL CURRENT LIABILITIES		248,116,463	—	187,596,620	—	108,696,751	—	246,856,756	—
Subtotal by currency	Indexed Ch$	7,863	—	3,087,241	—	1,773,301	—	36,225,745	—
	Non-indexed Ch$	222,553,714	—	165,705,642	—	12,901,001	—	18,478,310	—
	Dollars	25,554,886	—	18,803,737	—	94,022,449	—	90,074,688	—
	Euros	—	—	—	—	—	—	102,078,013	—

(d)	Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Notes payable, Miscellaneous accounts payable, Accruals, Withholdings taxes, Unearned Income and Other current liabilities.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Translation of financial statements originally issued in Spanish)

30.	Local and Foreign Currency, continued:

A summary of the long-term liabilities in local and foreign currency is as follows:

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
		2005		2005		2005		2005
		Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
LONG-TERM LIABILITIES
Obligation with banks and financial institutions	Indexed Ch$	—	—	61,141,663	1.55	—	—	—	—
	Dollars	140,623,200	3.64	152,341,800	3.52	—	—	—	—
Bonds payable	Indexed Ch$	2,579,818	6.00	2,579,818	6.00	6,449,545	6.00	1,289,912	6.00
	Dollars	29,063,886	7.63	—	—	—	—	—	—
Other long-term liabilities (e)	Indexed Ch$	14,476,186	—	7,727,823	—	19,322,663	—	19,650,944	—
	Non-indexed Ch$	907,584	—	348,318	—	870,797	—	34,496,660	—
TOTAL LONG-TERM LIABILITIES		187,650,674	—	224,139,422	—	26,643,005	—	55,437,516	—
Subtotal by currency	Indexed Ch$	17,056,004	—	71,449,304	—	25,772,208	—	20,940,856	—
	Non-indexed Ch$	907,584	—	348,318	—	870,797	—	34,496,660	—
	Dollars	169,687,086	—	152,341,800	—	—	—	—	—

(e) Includes the following balance sheet accounts: Due to related companies, Miscellaneous accounts payable, Accruals, Deferred long-term taxes, Other long-term liabilities.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
		2004		2004		2004		2004
		Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate
		ThCh$	%	ThCh$	%	ThCh$	%	M$	%
LONG-TERM LIABILITIES
Obligations with banks and financial institutions	Non-indexed Ch$	—	—	61,108,163	6.96	—	—	—	—
	Dollars	135,898,206	2.25	122,833,477	2.27	—	—	—	—
Bonds payable	Indexed Ch$	4,278,735	6.20	6,362,295	6.38	25,021,303	6.52	46,824,255	6.68
	Dollars	244,208,700	8.01	—	—	—	—	—	—
Other long-term liabilities (e)	Indexed Ch$	7,838,388	—	7,672,099	—	17,778,248	—	23,866,688	—
	Non-indexed Ch$	1,160,359	—	890,552	—	1,914,660	—	19,832,014	—
	Dollars	21,846,742	2.07	—	—	—	—	—	—
TOTAL LONG-TERM LIABILITIES		415,231,130	—	198,866,586	—	44,714,211	—	90,522,957	—
Subtotal by currency	Indexed Ch$	12,117,123	—	14,034,394	—	42,799,551	—	70,690,943	—
	Non-indexed Ch$	1,160,359	—	61,998,715	—	1,914,660	—	19,832,014	—
	Dollars	401,953,648	—	122,833,477	—	—	—	—	—

(e) Includes the following balance sheet accounts: Due to related companies, Miscellaneous accounts payable, Accruals, Deferred long-term taxes, Other long-term liabilities.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

31.    Sanctions:

Neither the Company, nor its Directors and Managers have been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority during 2005.

32.    Subsequent events:

a)	Agreements of the Annual General Shareholders' Meeting, held on April 14, 2005:

i.	Dividend payable

Approval of the proposal of the Board in respect to distributing a final dividend of Ch$58.84591 per share, with a charge to net income for 2004, thus complying with the dividend policy that contemplates distribution of 100% of net income for the year. Likewise, the proposal for payment of an eventual dividend of Ch$ 50.99095 pesos per share with a charge to retained earnings as of December 2004 was approved.

ii.	Dividend policy

The dividend policy the Board announced, namely to: "distribute 100% of net income generated during the respective year, through an interim dividend in November of each year and a final dividend in May of the following year, which will be proposed at the corresponding Annual General Shareholders' Meeting. The amount of the interim dividend will be determined on the basis of net income for the period from January to September of each year."

iii.	Changes in the Board of Directors

The following composition for the Board of Directors of the Company was approved:

President:  Bruno Philippi Irarrázabal

Vice-president:  Narcís Serra Serra

Serie "A" Directors

Alternate
Bruno Philippi Irarrázabal	José María Alvarez Pallete
Narcís Serra Serra	Juan Carlos Ros Brugueras
Andrés Concha Rodríguez	Luis Cid Alonso
Fernando Bustamante Huerta	Guillermo Ansaldo Lutz
Patricio Rojas Ramos	Benjamín Holmes Bierwirth
Hernán Cheyre Valenzuela	Carlos Díaz Vergara
Serie "B" Directors
Alternate
Marco Colodro Hadjes	Alfonso Ferrari Herrero

In the period from April 1 to 18, 2005, there have been no other significant subsequent events that affect these financial statements.

33.    Environment:

In the opinion of Management and their in-house legal counsel and because the nature of the Company's operations do not directly or indirectly affect the environment, as of the closing date of these financial statements, no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or to other supervising organizations.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

34.    Time deposits:

The detail of time deposits is as follows:

Placement	Institution	Currency	Principal ThCh $	Rate %	Maturity	Accrued interest	Total
03-Mar-05	BANCO SANTANDER SANTIAGO		$4,500,000	0.0027	04-Apr-05	11,340	4,511,340
03-Mar-05	CORP BANCA		$2,500,000	0.0024	04-Apr-05	5,600	2,505,600
07-Mar-05	CORP BANCA		$4,800,000	0.0025	12-Apr-05	9,600	4,809,600
08-Mar-05	SCOTIA SUDAMERICANO C. DE B.		$2,100,000	0.0025	11-Apr-05	4,025	2,104,025
11-Mar-05	BANCO DE CHILE		$7,700,000	0.003	02-May-05	16,195	7,716,195
11-Mar-05	BBVA		$1,400,000	0.0024	02-May-05	2,240	1,402,240
15-Mar-05	BANCO DE CHILE		$2,700,000	0.0028	02-May-05	4,032	2,704,032
15-Mar-05	BBVA		$8,000,000	0.0027	02-May-05	11,520	8,011,520
16-Mar-05	CORP BANCA		$7,100,000	0.0027	02-May-05	9,585	7,109,585
16-Mar-05	JP MORGAN CHASE BANK		$3,000,000	0.0027	18-Apr-05	4,050	3,004,050
17-Mar-05	BANCO SANTANDER SANTIAGO		$5,500,000	0.0028	02-May-05	7,187	5,507,187
21-Mar-05	BANCO DE CHILE		$5,100,000	0.0028	02-May-05	4,760	5,104,760
21-Mar-05	BANCO SANTANDER SANTIAGO		$2,000,000	0.0028	02-May-05	1,867	2,001,867
23-Mar-05	CORP BANCA		$2,000,000	0.0027	02-May-05	1,440	2,001,440
30-Mar-05	BANCO SANTANDER SANTIAGO		$6,500,000	0.0029	02-May-05	628	6,500,628
31-Mar-05	BANCO BICE		$5,400,000	0.0028	04-May-05	—	5,400,000
31-Mar-05	BANCO SANTANDER SANTIAGO		$1,000,000	0.0029	04-May-05	—	1,000,000
31-Mar-05	BANCO SANTANDER SANTIAGO		$3,100,000	0.0029	04-May-05	—	3,100,000
31-Mar-05	AMRO BANK	US$	111,326	0.00229	01-Apr-05	—	111,326
07-Dec-04	BCI	UF	273,313	0.08333	07-Jun-05	2,793	276,106
	Total		74,784,639			96,862	74,881,501

35.    Accounts payable:

The detail of the accounts payable balance is as follows:

	2005	2004
	ThCh$	ThCh$
Suppliers
Domestic	59,088,860	99,428,533
Foreign	2,485,311	14,465,080
Carrier service	5,980,044	4,799,903
Provision for work in progress	15,298,091	10,924,261
Total	82,852,306	129,617,777

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

36.    Other accounts payable:

The detail of other accounts payable is as follows:

	2005	2004
	ThCh$	ThCh$
Exchange insurance contract payables	21,247,108	33,114,313
Billing on behalf of third parties	2,307,651	2,160,649
Accrued supports	1,364,574	309,869
Others	1,810,750	1,379,997
Total	26,730,083	36,964,828

Alejandro Espinoza Querol	Claudio Muñoz Zúñiga
General Accountant	General Manager

Item 2

CTC CHILE

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE
CONSOLIDATED FINANCIAL STATEMENTS

For the periods ended as of March 31, 2005 and 2004

Management's Discussion and Analysis of the Consolidated Financial Statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

TABLE OF CONTENTS

1.	Highlights	3
2.	Volume Statistics, Property, Plant & Equipment and Statement of Income	7
3.	Analysis of Results for the Period
	3.1 Operating Income	9
	3.2 Non-operating Income	10
	3.3 Net Income for the Period	11
4.	Results by Business Area	11
5.	Statement of Cash Flows	13
6.	Financial Indicators	14
7.	Explanation of the Main Difference Between Market or Economic Value and Book Value of the Company's assets	15
8.	Regulatory aspects	15
9.	Analysis of Markets, Competition and Relative Participation	22
10.	Analysis of Market Risk	26

Management's Discussion and Analysis of the Consolidated Financial Statements

1.	HIGHLIGHTS

Results for the Period and Figures for the Corporation's Business

As of March 31, 2005, Telefónica CTC Chile recorded consolidated net income of Ch$8,171 million, whereas net income for the January to March period in 2004 amounted to Ch$3,589 million.

At an operating level, comparisons between 2004 and 2005 show the effects of the deconsolidation of the subsidiary Telefónica Móvil de Chile S.A. as of July 2004.

After excluding of Telefónica Móvil, the operating margin of 15.9% in 2005 shows a decrease of 1.8 percentage points in comparison to the operating margin of 17.7% obtained in the same period in 2004, whereas operating income, as detailed below, decreased by 12.6% due to the 2.9% decrease in income partly compensated by a 1.2% decrease in operating expenses.

Operating Income for the period excluding T. Móvil

	2004	2005	% Variance
Revenues	140,652	136,624	-2.9%
Salaries	(17,706)	(17,312)	-2.2%
Good and services	(49,439)	(49,006)	-0.8%
Total Cost	(67,145)	(66,318)	-1.2%
EBITDA	73,507	70,306	-4.4%
Depreciation	(48,668)	(48,593)	-0.2%
Operating Income	24,839	21,713	-12.6%
Operating Margin	17.7%	15.9%	-1.8%

Including Móvil, in the first quarter of 2005 the operating income of Telefónica CTC Chile shows a surplus of Ch$ 21,713 million, a 10,5% decrease in respect to the period ended as of March 31, 2004 in the amount of Ch$ 24,265 million.

It should be noted that operating income includes a provision for the effect of the tariff decree that came into effect from May 6, 2004 to May 6, 2009.

Non-operating income for the quarter ended as of March 31, 2005, shows a deficit of Ch$9,124 million, 35.6% less than the deficit obtained in the same period the previous year in the amount of Ch$14,159 million, derived mainly from the drop in financial expenses associated to a lower level of debt and better financing conditions, from a decrease in the level of amortization of goodwill and from the increase in financial income.

In respect to the operating figures of the business as of March 31, 2005, Telefónica CTC Chile's fixed telephone lines in service reached 2,437,542, presenting an increase of 0.7% in relation to March 31, 2004, ADSL customers reached 221,880 connections with a growth of 55.0% in relation to the previous year. Long distance business traffic decreased by 8.6% in domestic long distance (DLD) and 7.7% in outgoing international long distance (ILD), reaching 153.4 million minutes and 15.6 million minutes respectively. The ATM links decreased by 7%, whereas dedicated IP links grew by 28.9%.

As of March 31, 2005, the Company's personnel (not including the staff of Telefónica Movil S.A.) included 3,833 employees, resulting in the 19.0% decrease in comparison to March 2004. This decrease is due to the consolidation of the mobile business in July, 2004, and to the effects of Telefónica's restructuring process materialized in May and November 2004.

3

Management's Discussion and Analysis of the Consolidated Financial Statements(Continued)

Decrease in Financial Debt

Telefónica CTC Chile has continued to improve its debt level through amortization and prepayment of debts, renegotiation of payment terms and interest rates of current loans and also through the overall market decline in interest rates. As of March 31, 2005, the financial debt reached Ch$564,973 million, reflecting a decrease of 36.7% in relation to the financial debt of Ch$892,835 million recorded as of March 31, 2004. The decrease in the indebtedness levels together with the improved financing conditions and the drop in the value of the dollar translated in turn to a downturn of 25.6% in financial expenses in 2005.

Tariff Setting Process for Telefónica CTC Chile (Local Telephony)

On May 4, 2004, the Ministries issued Tariff Decree No, 169 which they sent together with the supporting report to the Chilean General Comptroller for legislative review.

On June 2, Telefónica CTC Chile filed two presentations to the Chilean General Comptroller within the process of recording Tariff Decree No, 169. The first presentation denounces manifest mathematical errors in Decree 169 and requested the authorities to correct them. The second presentation includes the legal objections relating to conceptual aspects that have an impact on the definition and scope of the services included in the decree. In both presentations the Company expressly reserves the right to take jurisdictional actions.

Entel, Chilesat and Telmex filed a complaint with the Chilean General Comptroller against tariff Decree No, 169, objecting to scaling of access charges and the criteria for cost allocation of the various tariffs.

On September 16, 2004, the Ministries issued their report to the Chilean General Comptroller in relation to the objections formulated by Telefónica CTC Chile, Chilesat, Entel and Telmex. In this respect, the Ministries informed that as a result of the review of the tariff model, a large part of the mathematical errors denounced by Telefónica CTC Chile were corrected, notwithstanding that other errors apparently contained in the mentioned tariff decree were also corrected.

The Ministries defended the assignment of costs for access charges of Decree No, 169, indicating that such criteria is in accordance with the resolutions of antitrust agencies and pursuant to the Technical Economic Basis.

With regard to the conceptual aspects claimed by Telefónica CTC Chile that impact the definition and scope of the services included in the decree, the Ministries rejected them, as well as the appeals of Entel, Chilesat and Telmex.

On October 4, 2004, Telefónica CTC Chile appealed again to the Chilean General Comptroller, in order to request correction of new mathematical errors incurred by the Ministries precisely at the moment of correcting the errors denounced by Telefónica CTC Chile, Likewise, there was insistence on certain conceptual aspects.

Subtel reentered Decree No, 169 to the Chilean General Comptroller on December 30, 2004, prior modification of certain tariffs of Network Unbundling services, in the item "Adjustment of Civil Works". Likewise, Subtel once again modified among other tariffs those of item "Adjustment of Civil Works", reentering Decree N° 169 to the Chilean General Comptroller on January 14, 2005.

In addition, in January 2005, Entel and Telmex filed new presentations to the Chilean General Comptroller, where Entel made appeals regarding to the tariffs set by the Ministries for providing "Adjustment of Civil Works" and on its part Telmex accompanied information sustaining that access charges tariffs must be based on direct cost.

On February 8, 2005, the Chilean General Comptroller reviewed Tariff Decree No, 169. The report of the Comptroller did not accept the appeal regarding conceptual aspects presented by CTC and did not make a pronouncement on the new mathematical errors denounced in October 2004. The objections made by Telmex, Chilesat and Entel were rejected by the Comptroller.

4

Management's Discussion and Analysis of the Consolidated Financial Statements(Continued)

On February 11, 2005, Tariff Decree No, 169 was published in the Official Gazette, Telefónica CTC Chile enabled its systems for the application of the new tariffs to its customers and began the payment process as of May 6, 2004.

Tariff Flexibility

The Official Gazette of February 26, 2004, published Decree No, 742, of December 24, 2003, issued by the Ministry of Transportation and Telecommunications, which regulates conditions (without restrictions as to levels or structure) to offer diverse plans and joint offers which can be offered by the dominant operators of the local telephone public service.

The tariff flexibility allows Telefónica CTC Chile to offer its customers various commercial plans, adhering to the general framework for the application of the flexibility defined by the authority, without requiring authorization for each plan.

Telefónica CTC Chile started offering alternatives to the regulated plan in order to adapt to customer's needs in 2004.

Dividend Policy,

On September 21, 2004, the Board of Directors of the Company agreed to modify the policy for distributing dividends from 30% to 100% of net income for each year through an interim dividend in November of each year and a final dividend that will be proposed at the General Shareholders' Meeting. In this context, the board agreed to distribute an interim dividend in May of following year against 2004 income for the year, for the total sum of Ch$124,430 million in November 2004 (equivalent to US$ 200 million).

In January 2005, the Board agreed to propose payment of a final dividend of Ch$58.84591 per share with a charge to 2004 income for the year at the General Shareholders' Meeting, thus complying with the previously mentioned dividend policy. Likewise the Board agreed to propose to the General Shareholders' Meeting, payment of an eventual dividend of Ch$ 50.99095 pesos per share, with a charge to 2004 retained earnings.

5

Management's Discussion and Analysis of the Consolidated Financial Statements(Continued)

2.	VOLUME STATISTICS, PROPERTY, PLANT AND EQUIPMENT AND STATEMENTS OF INCOME

TABLE No. 1
VOLUME STATISTICS

DESCRIPTION	MARCH 2004	MARCH 2005	VARIATION
			Q	%
Lines in Service at (end of period)	2,419,587	2,437,542	17,955	0.7%
Total Average Lines in Service	2,412,799	2,432,777	19,978	0.8%
Local calls (millions) (1)	1,119	1,044	(75)	-6.7%
Inter-primary DLD Minute(2) (thousands)	539,504	417,958	(121,546)	-22.5%
Total ILD Minutes(3) (thousands)	288,328	188,546	(99,782)	-34.6%
ILD Minute Outgoing (incl. Internet)	188,238	83,084	(105,154)	-55.9%
ILD Minutes Incoming	100,090	105,462	5,372	5.4%
Line Connections	82,307	88,778	6,471	7.9%
ADSL Connections in Service	143,108	221,880	78,772	55.0%
Permanent Personnel Telefónica CTC Chile (4)	3,014	2,873	(141)	-4.7%
Permanent Personnel Subsidiaries (4)(5)	1,717	960	(757)	-44.1%
Total Corporate Personnel (4)	4,731	3,833	(898)	-19.0%

1.	Does not include calls from public phones owned by the Company.

2.	DLD: Domestic Long Distance. Corresponds to all outgoing traffic of primary areas attended by Telefónica CTC Chile, including the traffic of 188 Telefónica Mundo and Globus 120, for which access fees are charged.

3.	ILD: International Long Distance. Corresponds to all outgoing and incoming international calls of primary areas attended by Telefónica CTC Chile, including the traffic of 188 Telefónica Mundo and Globus 120, for which access fees are charged.

4.	Does not include staff with contracts for determined term.

5.	In 2004 includes Móviles.

TABLE No. 2
CONSOLIDATED NET PROPERTY, PLANT AND EQUIPMENT
(Figures in millions of pesos as of March 31, 2005)

DESCRIPTION	MARCH 2004	MARCH 2005	VARIATION
			MM$	%
Land, Infrastructure, Machinery and Equipment	4,011,311	3,505,961	(505,350)	-12.6%
Projects and Works in Progress	100,330	62,123	(38,207)	-38.1%
Accumulated Depreciation	(2,300,625)	(2,234,543)	66,082	-2.9%
NET PROPERTY, PLANT & EQUIPMENT	1,811,016	1,333,541	(477,475)	-26.4%

6

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Management's Discussion and Analysis of the Consolidated Financial Statements

TABLE N° 3
CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD
ENDED AS OF MARCH 31, 2005 AND 2004
(Figures in millions of pesos as of 03.31.05)

DESCRIPTION	Jan - Mar 2004	Jan - Dec 2004	Jan - Mar 2005	VARIATION (2005/2004)
				MCh$	%
OPERATING REVENUES
FIXED TELECOMUNICATIONS	102,928	418,845	102,845	(83)	-0.1%
Basic Telephony	75,071	297,452	70,478	(4,593)	-6.1%
Fixed Monthly	36,145	145,631	31,480	(4,665)	-12.9%
Variable charge	31,830	117,248	23,692	(8,138)	-25.6%
Connections and Other Installations	1,263	3,865	648	(615)	-48.7%
Flexible Plans (Minutes)	—	8,622	8,271	8,271	N/A
Value Added Services	4,104	16,950	5,049	944	23.0%
Others Basic Telephony Services	1,729	5,136	1,338	(391)	-22.6%
BROADBAND	4,751	24,960	7,825	3,074	64.7%
ADSL	3,261	18,794	6,275	3,013	92.4%
Internet Connection for Companies	1,490	6,166	1,550	60	4.1%
Access Charges and Interconnections (1)	5,851	31,335	9,766	3,915	66.9%
Domestic Long Distance	1,880	10,040	2,631	752	40.0%
International Long Distance	516	2,785	628	112	21.6%
Access Charges Mobile - Fixed	1,408	7,682	2,825	1,417	100.6%
Other Interconnection Services	2,047	10,828	3,682	1,635	79.8%
Other Local Telephone Services	17,255	65,098	14,776	(2,259)	-13.1%
Advertising in Telephone Directories	1,182	5,835	1,002	(180)	-15.2%
ISP (Switchboard and Dedicated)	679	3,093	639	(40)	-5.9%
Telemergencia (Security Services)	1,526	6,628	1,837	311	20.4%
Public Phones	2,785	10,751	2,569	(215)	-7.7%
Interior Installation and Equipment Rental	8,157	31,025	7,475	(682)	-8.4%
Equipment Marketing	2,925	7,766	1,253	(1,672)	-57.2%
LONG DISTANCE	15,355	61,097	14,897	(458)	-3.0%
Long Distance	6,359	24,427	5,857	(502)	-7.9%
International Service	6,411	23,736	5,392	(1,018)	-15.9%
Network capacity and circuit rentals	2,586	12,934	3,648	1,063	41.1%
CORPORATE COMMUNICATIONS	19,121	82,242	18,212	(909)	-4.8%
Terminal Equipment	2,844	13,466	2,284	(560)	-19.7%
Complementary Services	4,697	16,570	3,296	(1,401)	-29.8%
Data Services	7,789	30,901	7,898	109	1.4%
Dedicated links and others	3,791	21,305	4,734	943	24.9%
MOBILE COMMUNICATIONS	67,055	131,157	—	(67,055)	N/A
Mobile Communications (outgoing traffic)	46,533	92,801	—	(46,533)	N/A
CPP Interconnection (2)	20,522	38,356	—	(20,522)	N/A
OTHER BUSINESSES (3)	563	3,911	670	107	18.9%
TOTAL OPERATING REVENUES	205,022	697,252	136,624	(68,399)	-33.4%

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Management's Discussion and Analysis of the Consolidated Financial Statements

TABLE N° 3
CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD
ENDED AS OF MARCH 31, 2005 AND 2004, continued
(Figures in millions of pesos as of 03.31.05)

DESCRIPTION	Jan - Mar 2004	Jan - Dec 2004	Jan - Mar 2005	VARIATION (2005/2004)
				MCh$	%
OPERATING COSTS	(137,345)	(440,895)	(86,056)	51,289	-37.3%
Salaries	(14,030)	(47,662)	(11,456)	2,574	-18.3%
Depreciation	(65,352)	(217,929)	(46,150)	19,202	-29.4%
Other Operating Costs	(57,963)	(175,304)	(28,450)	29,513	-50.9%
ADMINISTRATION AND SELLING COSTS	(43,412)	(158,017)	(28,855)	14,557	-33.5%
TOTAL OPERATING COSTS	(180,757)	(598,912)	(114,911)	65,846	-36.4%
OPERATING INCOME	24,265	98,340	21,713	(2,553)	-10.5%
Interest Income	1,880	9,212	3,341	1,461	77.7%
Other Non-operating Income	709	471,687	578	(131)	-18.5%
Income from Investment in Related Companies (4)	24	538	385	361	N/A
Interest Expenses	(11,594)	(53,622)	(8,621)	2,973	-25.6%
Amortization of Goodwill	(2,888)	(139,279)	(374)	2,514	-87.0%
Other Non-operating Expenses	(1,015)	(24,473)	(1,436)	(421)	41.5%
Monetary correction	(1,275)	8,910	(2,997)	(1,722)	135.1%
NON-OPERATING INCOME	(14,159)	272,973	(9,124)	5,035	-35.6%
INCOME BEFORE INCOME TAX	10,106	371,313	12,589	2,482	24.6%
Income taxes	(6,562)	(61,896)	(4,436)	2,126	-32.4%
Minority Interest	45	(281)	18	(27)	-60.0%
NET INCOME (5)	3,589	309,136	8,171	4,581	127.6%

(1)	Due to accounting consolidation does not include access charges of188 Mundo Telefónica and Globus.

(2)	Corresponds to income recorded in Telefónica Móvil.

(3)	Includes revenues from Tgestiona, Telepeajes and Tecnonautica

(4)	For the purposes of a comparative analysis, participation in income from investments in related companies is shown net (net income/losses).

(5)	For comparative purposes certain reclassifications have been made for 2004 statements of income.

Management's Discussion and Analysis of the Consolidated Financial Statements

3.    ANALYSIS OF INCOME FOR THE PERIOD

3.1	OPERATING INCOME

As of March 31, 2005 operating income reached Ch$ 21,713 million, which represents a decrease of 10.5% compared to the first quarter of the previous year. This drop shows, among other effects the deconsolidation of Telefónica Móvil de Chile S.A. as of July 2004.

Operating Revenues

Operating revenues for the period amounted to Ch$136,624 million presenting a decrease of 33.4% in relation to the revenues obtained from January to March 2004 which reached Ch$205,022 million.

This variance was mainly because the first quarter of 2005 does not include income from mobile services, due to the deconsolidation of subsidiary Telefónica Móvil de Chile S.A. in July 2004, together with a decrease in long distance income and income from corporate communications.

Revenues from Fixed Telecommunications:    Revenues from fixed telecommunications decreased by 0.1% mainly due to the 6.1% decrease in basic telephony in respect to the previous year, derived from the 25.6% decrease in the level of variable charges, which shows the effect of the lower revenues provision derived from the application of the tariff decree, the drop in traffic per line, and the migration of customers to flexible plans recorded in the first quarter of 2005. Revenues from fixed charges, corresponding to the fixed monthly network connection charge, show a drop of 12.9% mainly explained by the incorporation of customers to flexible plans, partly offset by the provision for greater income due to the effect of the application of the new tariff decree; and also partly offset by the incorporation of customers to flexible plans which increased by Ch$8,271 million. Revenues from connections and other installations were situated 48.7% under the value reached in the first quarter of the previous year, whereas value added services grew by 23.0% partly due to an increase in advanced corporate services, whereas other basic telephone income shows a drop of 22.6%.

Broadband services increased by 64.7% in the first quarter of 2005, reaching Ch$7,825 million whereas in the same period the previous year these services amounted to Ch$4,751 million.

Access charges and interconnections increased by 66.9%, mainly due to a 79.8% increase in other interconnection services together with a 100.6% increase in mobile and fixed access charges.

Other local telephone services decreased by 13.1%, equivalent to Ch$2,259 million explained basically by the Ch$1,672 million drop in revenues from commercialization of equipment and Ch$682 million in revenues from interior installations and equipment rental.

Long Distance:    Revenues from these services decreased by 3.0% in comparison to 2004, due to a decrease of 7.9% and 15.9% in revenues from DLD and ILD respectively, situation that was influenced by a decrease in average outgoing long distance prices, an 8.6% drop in DLD and a 7.7% drop in outgoing ILD traffic. The above is partly offset by the incorporation of revenue from media and circuit rental to Telefónica Móviles de Chile, as of July 2004.

Corporate Communications:    This business revenue shows a 4.8% decrease in respect to the first quarter of the previous year, mainly due to a 29.8% drop in income from complementary services together with a 19.7% decrease in revenues from sale of terminal equipment. The above was partly offset by a 24.9% increase in revenues from circuits and others, together with a 1.4% increase in data services.

Mobile Communications:    There is no revenue recorded for this concept in the first quarter of 2005 due to the deconsolidation of this business due to the sale of Telefónica Móvil de Chile S.A. in July 2004. In the same period in 2004 these revenues amounted to Ch$67,055 million.

Other Businesses:    This revenue showed an 18.9% drop, mainly due to a decrease in Telepeajes services.

9

Management's Discussion and Analysis of the Consolidated Financial Statements (Continued)

Operating Costs

Operating costs for the period reached Ch$ 114,911 million, decreasing by 36.4% in relation to the first quarter of 2004, period in which they reached Ch$180,757 million, notwithstanding that when the mobile operations are excluded, consolidated operating costs reached Ch$ 115,790 decreasing by 0.8% in relation to 2004.

This effect is explained mainly by a decrease in the remuneration levels together with a decrease in goods and services expenses due to the efforts displayed in the efficient use of resources applied by the Company in the last periods.

3.2	NON-OPERATION INCOME

Non-operating income obtained in the period ended as of March 31, 2005 shows a deficit of Ch$9,124 million, figure that is below the non-operating deficit in the same period in 2004 which amounted to Ch $14,159 million. The variation in non-operating income is broken down in the following manner:

Financial income shows an increase of 77.7%, which mainly includes interest from accounts receivable for the sale of the information application.

Other non-operating income presents an 18.5% decrease mainly due to lower other income together with lower income from fines to suppliers and indemnity payments, partly offset by net income from the sale of recovered materials and real estate rental.

Financial expenses decreased by 25.6% in 2005, mainly associated to lower interest bearing debt, renegotiation of the rates of current loans, the drop in market interest rates and the effect of the drop in the exchange rate.

Amortization of goodwill presents a Ch$2,514 million decrease in 2004 to the first quarter of 2004, corresponding mainly to amortization of goodwill in investment in subsidiary Telefónica Móvil de Chile, sold during 2004.

Other non-operating expenses increased by 41.5%, mainly due to financial instrument marked-to-market and removal of out of service property, plant and equipment.

Price-level restatement from January to March 2005 recorded a loss of Ch$2,997 million, mainly due to the variations experienced in the Consumer Price Index and the "unidad de fomento". It should be noted that a 100% hedge has been maintained for exchange rate fluctuation and 66% hedge for interest rate. The Company's exchange rate (peso-dollar) hedge policy in great measure was able to neutralize the effects of the exchange rate variation in 2004 and 2005.

3.3	NET RESULT FOR THE PERIOD

During the first quarter of 2005 the net result totaled net income of Ch$ 8,171 million, whereas the period from January to March 2004 recorded net income of Ch$3,589. The result obtained in 2005 is mainly derived from a 35.6% decrease in non-operating deficit and an even lower level of income tax, partly offset by a 10.5% decrease in operating income.

4.	RESULTS BY BUSINESS AREA

Fixed Telephony Business:    Presented net income of Ch$ 512 million in the first quarter of 2005, situation that positively compares to the deficit of Ch$2,897 million recorded the previous year, due to higher operating income and lower taxes.

Corporate Communications Business:    This business contributed net income of Ch$2,849 million, a 36.7% decrease in relation to the first quarter of 2004 which shows net income of Ch$4,504 million, mainly due to 41.6% lower operating income.

10

Management's Discussion and Analysis of the Consolidated Financial Statements (Continued)

Long Distance Business:    as of March 31, 2005 shows net income of Ch$4,370 million, a 13.1% decrease in relation to the first quarter of the previous year. This variation is composed of a 23.1% decrease in operating income partly offset by an increase in non-operating income of Ch$478 million whereas in 2004 it reached Ch$46 million.

Mobile Business:    Due to the deconsolidation of Telefónica Móviles de Chile S.A. in July 2004, the mobile business only shows 2004 results, with a loss of Ch$ 2,953 million.

Other Businesses:    The businesses as a whole generated net income of Ch $439 million and operating net income of Ch$362 million in the first quarter of 2005, whereas during the previous year a net loss of Ch$93 million was recorded, with an operating loss of $76 million. These businesses mainly include teletoll services, technonautics, and shared services.

The following shows the contribution of each business area to the corporate result:

5.	STATEMENT OF CASH FLOWS

TABLE No. 4
CONSOLIDATED CASH FLOWS

(Figures in millions of pesos as of March 31, 2005)

DESCRIPTION	JAN-MAR 2004	JAN-MAR 2005	VARIATION
			MM$	%
Cash flows from operating activities	39,098	71,938	32,840	84.0%
Cash flows from financing activities	(7,041)	(67,026)	(59,985)	N.A.
Cash flows from investment activities	(25,336)	(24,902)	434	-1.7%
Effect of inflation on cash and cash equivalents	164	1,304	1,140	N.A.
Net change in cash and cash equivalents for the period	6,884	(18,686)	(25,570)	C.S.

The negative variation of Ch$ 18,686 million in cash flows for 2005 compared to the positive variation of Ch$ 6,884 million in 2004, is derived from higher amortization and prepayment cash flows destined to decrease the financial debt of Telefónica during the period from January to March 2005 in relation to the same period the previous year. The negative variation in cash flows was partly offset by a higher level of cash flows from operating activities.

11

Management's Discussion and Analysis of the Consolidated Financial Statements (Continued)

6.	FINANCIAL INDICATORS

TABLE No. 5
CONSOLIDATED FINANCIAL INDICATORS

DESCRIPTION	JAN-MAR 2004	JAN-DEC 2004	JAN-MAR 2005
LIQUIDITY RATIO
Current Ratio	1.02	1.21	1.13
(Current Assets / Current Liabilities)
Acid Ratio	0.14	0.25	0.31
(Most liquid assets / Current Liabilities)
DEBT RATIOS
Debt Ratio	0.90	0.92	0.86
(Total Liabilities / Shareholders' Equity)
Long-term Debt Ratio	0.63	0.62	0.58
(Long-term Liabilities / Total Liabilities)
Financial Expenses Coverage	1.71	7.75	2.07
(Income Before Taxes and Interest / Interest Expenses)
RETURN AND NET INCOME PER SHARE RATIO
Operating Margin	11.8%	0.14%	15.9%
(Operating Income / Operating Revenues)
Operational Income Return	1.3%	5.3%	1.6%
(OperatingIncome/NetProperty,PlantandEquipment(1))
Net Income per Share	$3.8	$323	$8.5
(Net Income / Average number of paid shares each year)
Return on Equity	0.27%	27.0%	0.83%
(Income / Average shareholders' equity)
Profitability of Assets	0.14%	14.0%	0.44%
(Income/Average assets)
Operating Assets Yield	0.19%	19.13%	0.60%
(Netincome/Averageoperatingassets(2))
Return on Dividends	N/A	42.4%	37.1%
(Paid dividends / Market Price per Share)
ACTIVITY INDICATORS
Total Assets	M$2,500,762	M$1,879,464	M$1,837,685
Sale of Assets	M$ 187	M$ 206,299	M$ 150
Investments in other companies and property, plant and equipment	M$ 18,419	M$ 83,592	M$ 10,160
Inventory Turnover	3.70	3.48	1.90
(Cost of Sales / Average Inventory)
Days in Inventory	97.3	103.45	189.19
(Average Inventory / Cost of sales times 360 days)

(1)	Figures at the beginning of the period, restated.

(2)	Property, plant and equipment are considered operating assets

12

Management's Discussion and Analysis of the Consolidated Financial Statements (Continued)

REVENUES AND COSTS BY BUSINESS
AS OF MARCH 31, 2005 AND 2004
(Figures in millions of pesos as of 03.31.05)

	Fixed Telecomunications			Corporate Communications			Long Distance			Mobile Telephones			Others
	Jan-Mar 2004	Jan-Dec 2004	Jan-Mar 2005	Jan-Mar 2004	Jan-Dec 2004	Jan-Mar 2005	Jan-Mar 2004	Jan-Dec 2004	Jan-Mar 2005	Jan-Mar 2004	Jan-Dec 2004	Jan-Mar 2005	Jan-Mar 2004	Jan-Dec 2004	Jan-Mar 2005
Operating Revenues	119,832	485,891	117,521	23,702	100,675	20,780	22,122	87,334	19,972	69,578	135,733	—	3,772	18,528	3,780
Revenues	102,928	418,845	102,845	19,121	82,242	18,212	15,355	61,097	14,897	67,055	131,156	—	563	3,912	670
Intercompany Transfers	16,905	67,045	14,676	4,580	18,432	2,568	6,766	26,236	5,075	2,523	4,576	—	3,209	14,617	3,109
Operating Expenses	(107,936)	(427,696)	(104,874)	(18,239)	(80,533)	(17,588)	(16,077)	(68,407)	(15,326)	(70,165)	(139,195)	—	(3,848)	(17,163)	(3,417)
Payroll	(14,064)	(58,213)	(13,191)	(2,035)	(9,044)	(2,400)	(436)	(2,942)	(482)	(4,083)	(8,508)	—	(1,194)	(5,415)	(1,238)
Depreciation	(42,899)	(167,738)	(43,539)	(3,021)	(11,446)	(2,459)	(2,869)	(11,920)	(2,554)	(18,059)	(35,598)	—	(23)	(168)	(41)
Goods and Services	(32,842)	(131,289)	(34,214)	(2,913)	(20,428)	(4,409)	(8,605)	(37,203)	(8,572)	(45,335)	(89,292)	—	(2,394)	(9,509)	(1,812)
Intercompany Transfers	(18,131)	(70,455)	(13,929)	(10,271)	(39,615)	(8,320)	(4,167)	(16,343)	(3,718)	(2,688)	(5,796)	—	(237)	(2,070)	(326)
Operating Income	11,897	58,195	12,647	5,463	20,142	3,192	6,044	18,926	4,646	(587)	(3,462)	—	(76)	1,366	362
Non-operating Income and Expenses
Financial Expenses	(11,382)	(53,114)	(8,625)	(9)	(39)	12	(0)	(1)	(4)	(202)	(465)	—	(1)	(2)	(5)
Other Income and Expenses	(2,498)	331,455	(935)	(15)	(346)	44	192	(4,256)	355	(250)	(337)	—	17	(121)	34
Intercompany Transfers	4,210	8,759	614	62	190	102	(146)	(602)	127	(2,604)	(4,978)	—	(11)	5	21
Non-operating Income	(9,670)	287,099	(8,945)	39	(196)	158	46	(4,859)	478	(3,056)	(5,780)	—	5	(118)	50
R.A.I.I.D.A.I.E (*)	56,507	566,148	55,866	8,531	31,432	5,797	8,960	25,988	7,682	14,617	26,821	—	(47)	(47)	458
Taxes and Others	(5,124)	(55,298)	(3,190)	(997)	(4,269)	(501)	(1,064)	(3,819)	(754)	691	1,330	—	(21)	(122)	27
Income After Taxes	(2,897)	289,996	512	4,504	15,677	2,849	5,027	10,248	4,370	(2,953)	(7,912)	—	(93)	1,126	439

(*)	R.A.I.I.D.A.I.E. : Income before taxes, interest, depreciation, amortization and extraordinary items.

13

Management's Discussion and Analysis of the Consolidated Financial Statements (Continued)

GRAPH OF NET INCOME (LOSS) BY BUSINESS
AS OF MARCH 31, 2005 AND 2004
(Figures in millions of pesos as of 03.31.05)

14

Management's Discussion and Analysis of the Consolidated Financial Statements (Continued)

From the previous table we highlight the following:

The common liquidity ratio shows an increase due to a 9.3% decrease in current assets, whereas current liabilities decreased by 17.9% due to the decrease in the financial debt in comparison to the firs quarter of the previous year.

The decrease in the debt ratio is explained by a 28.1% drop in the level of current liabilities whereas shareholders' equity decreased by 25.1%, mainly due to distribution of retained earnings through payment of dividends.

7.	EXPLANATION OF THE MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE AND THE BOOK VALUE OF THE COMPANY'S ASSETS

Due to market inaccuracies regarding the capital assets of the sector, there is no economic or market value that can be compared to the respective accounting values. However, there are certain buildings with a book value of zero or close to zero, which have a market value, which compared to the book value is not significant in respect to the Company's assets taken as a whole.

In relation to other assets, such as marketable securities (shares and promissory notes) with a referential market value, the corresponding provisions have been set up, when the market value is less than the book value.

8.	REGULATORY ASPECTS

Fixed Telephony Tariff Decree

Decree No. 187 is in effect as of May 5, 1999. It establishes maximum tariffs for Telefónica CTC Chile for local telephone services and interconnection services for a period of 5 years, which expires on May 5, 2004.

The main services subject to regulation of tariffs are: Telephone Line Service (formerly fixed charge), Local Measured Service, Local Tranche, Access Charges, Communications Service from Public Telephones and Network Unbundling Services.

In relation to the procedure to be followed for setting tariffs for services subject to tariff regulation, on January 13 , 2003, Telefónica CTC Chile requested from the Antitrust Commission the liberation if tariffs in specific geographic areas and definition of telephone services which will be subject to tariff regulation in areas where the market conditions are not sufficient to guarantee a free tariffs regime and that they determine that Telefónica CTC Chile has the right to offer alternative tariff plans without prior authorization.

Together with the tariff setting process of Telefónica CTC Chile, Subtel began the tariff setting process for public services provided by Entelphone in Easter Island and the tariffs for interconnection services (access charges) provided by Entelphone, CMET, Telesat and Manquehue Net.

On April 30, 2003, Telefónica CTC Chile presented to Subtel its Technical Economic Bases for the Tariff Setting Study for the services provided by Telefónica CTC Chile to other public telephone concessionaries, to intermediate services concessionaries, which provide long distance telephone services, and to suppliers of complementary services.

14

Management's Discussion and Analysis of the Consolidated Financial Statements (Continued)

On May 20, 2003, the Antitrust Commission dictated Resolution No. 686 which defines the services subject to tariff setting by the Ministries of Economy and Transportation and Telecommunications, which are similar to those established for the 1999 – 2004 period. The mentioned Resolution No. 686 rejects the petition for deregulated tariffs for the specific primary zones requested by Telefónica CTC Chile, and in relation to the request for tariff flexibility, informed favorably by the Regulator, the Antitrust Commission did not make a specific pronouncement in spite of the fact that most of its members were in favor of making a pronouncement, whereas the rest of the members considered that such matters did not correspond to that Commission. By request from Telefónica CTC Chile, the Antitrust Commission clarified Resolution No. 686, dictating to this effect Resolution No. 709, which disposed that notwithstanding the rate setting by the administrative authority, the dominant operators could offer lower tariffs or different plans under the conditions defined by the respective authority.

On May 30, 2003, Subtel submitted to Telefónica CTC Chile the Preliminary Technical Economic Basis. Telefónica CTC Chile formulated 84 controversies to the Preliminary Technical Economic Basis of Subtel and requested the formation of an Experts Commission as defined by law and in the Regulations that govern the procedure, advertising and participation of the tariff setting process.

The Experts Commission was officially formed on June 17, composed of experts designated by Telefónica CTC Chile and Subtel, and issued its report on July 17, 2003, making a unanimous pronouncement on all the controversies, with the exception of only one which was approved by majority.

On July 25, 2003, Subtel issued Exempt Resolution No. 827 of 2003 which sets the Final Technical Economic Basis that guides the tariff study to set the levels, structure and indexation mechanisms of the services provided by Telefónica CTC Chile that are subject to tariff setting.

Entelphone, CMET, Manquehue Net and Telesat did not formulate controversies to the Preliminary TEB. Consequent with the above, Subtel dictated the Final Technical Economic Basis for the respective companies.

On November 6, 2003 Telefónica CTC Chile, presented the Tariff Study that sets the levels, structure and indexation mechanisms of the services subject to tariff regulation.

On March 5, 2004, the Ministries presented their Report on Objections and Counterproposals to the Tariff Study filed by Telefónica CTC Chile on November 6, 2003. The Company requested the formation of an Expert Commission, which was officially established on March 12. This Commission issued its report on April 2, ruling on the queries posed by Telefónica CTC Chile.

On April 4, 2004, Telefónica CTC Chile filed its Report on Amendments and Reiteration for the Tariff Study with the Ministries. This report included the recommendations of the Expert Commission and reiterated support for those matters not subject to the Commission's opinion.

15

Management's Discussion and Analysis of the Consolidated Financial Statements (Continued)

On May 4, 2004, the Ministries issued Tariff Decree No. 169, which they sent together with the supporting report to the Chilean General Comptroller for legislative review.

On June 2, 2004, Telefónica CTC Chile filed two presentations with the Chilean General Comptroller as part of the decree's legislative review process. The first reported mathematical errors in the decree and requested that the authorities correct them. The second presentation outlined legal objections regarding the conceptual aspects of the decree affecting the definition and scope of the services included therein. Both presentations expressly reserved the Company's right to take action before the competent courts.

Entel, Chilesat and Telmex filed a complaint with the Chilean General Comptroller against Tariff Decree No. 169, objecting to the assignment of access charge costs and the criteria for cost assignation of the different tariffs.

On September 16, 2004, the Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction, issued their report to Chilean General Comptroller in response to the appeals formulated by Telefónica CTC Chile, Chilesat, Entel and Telmex. In this respect, the Ministries informed that as a result of the review of the tariff model many of the mathematical errors claimed by Telefónica CTC Chile were corrected and they also made further corrections to the Tariff Decree.

In turn the Ministries defended the assignment of cost of access charges in T.D. 169, stating that such criteria has been developed in conformity with the resolutions of antitrust organizations and those prescribed by the Technical Economic Basis established for this tariff process.

The Ministries rejected the conceptual aspects claimed by Telefónica CTC Chile affecting the definition and scope of the services included in the decree, along with the appeals of Entel, Chilesat and Telmex.

On October 4, 2004, Telefónica CTC Chile appealed again to the Chilean General Comptroller in order to request correction of mathematical errors incurred by the Ministries precisely at the moment of correcting the errors denounced by Telefónica CTC Chile. Likewise, there was insistence on certain conceptual aspects.

Subtel once again submitted Decree No. 169 to the Chilean General Comptroller on December 30, 2004, modifying certain tariffs of network unbundling services, in the item "Adjustment of Civil Works". Likewise, Subtel once again modified among other tariffs those of item "Adjustment of Civil Works", and resubmitted Decree N° 169 to the Chilean General Comptroller on January 14, 2005.

In addition, in January 2005, Entel and Telmex filed new presentations to the Chilean General Comptroller, where Entel objects to the tariffs set by the Ministries for providing "Adjustment of Civil Works" and on its part Telmex accompanies information that sustains that access charge tariffs must be based on direct cost.

On February 8, 2005, the Chilean General Comptroller reviewed Tariff Decree No. 169. The report of the Comptroller did not accept the impugnation regarding conceptual aspects presented by CTC and did not make a pronouncement on the new mathematical errors denounced in October 2004. The objections made by Telmex, Chilesat and Entel were rejected by the Comptroller.

On February 11, 2005, Tariff Decree No. 169 was published in the Official Gazette. Telefónica CTC Chile enabled its systems for the application of the new tariffs to its customers and began the payment process as of May 6, 2004.

16

Management's Discussion and Analysis of the Consolidated Financial Statements (Continued)

Tariff Flexibility

By means of Resolution No. 709 of October 13, 2003, the Antitrust Commission decided to: "Accept the request on fs 476 made by Company, only in respect to that it is necessary to clarify Resolution No. 686, of May 20, 2003, recorded on fs. 440, in the sense that the resolution implies that the market conditions are insufficient to ensure a free pricing system, therefore a maximum rate must be set. Lower tariffs or plans may be offered, but the conditions of these, which protect and provide due guarantees to the user from those in dominant positions in the market, must be regulated by the respective authority."

The Official Gazette of February 26, 2004, published Decree No. 742, of December 24, 2003, issued by the Ministry of Transport and Telecommunications, which establishes the regulations that govern, without restrictions as to levels or structure, the conditions under which various plans and joint offers can be offered by the dominant operators of the local telephone public service.

Tariff flexibility allows Telefónica CTC Chile to offer its customers diverse commercial plans other than the regulated plan, stipulated by the authority, in accordance with the conditions so defined for that purpose by the respective authority.

In 2004, Telefónica CTC Chile started offering alternatives to the regulated plan in order to adapt to the needs of its customers.

Mobile Telephony Tariff Decree

Decree No. 7 is in effect as of February 12, 1999. It establishes maximum tariffs for Telefónica Móvil S.A. for interconnection services, including mobile access charges, for a period of five years, which expired on February 12, 2004.

On July 25, 2003, Telefónica Móvil de Chile S.A. presented the Tariff Study to set the tariffs for services subject to regulation.

On January 20, 2004, by means of a decree, the Ministries set the levels, structure and indexation mechanisms of the services subject to tariff setting. That decree was submitted for acceptance by the Chilean General Comptroller together with the supporting report.

On April 12, 2004, the Chilean General Comptroller accepted the decrees that set the tariffs for access charges for mobile telephony companies. The tariff decrees were published in the Official Gazette on April 14, 2004.

Modifications to the Regulatory Framework

Telephone attention of complaints and gratuity of communications destined to emergency services

Decree No. 590 of the Ministry of Transportation and Telecommunications mandated free access that communications destined to levels of emergency services 131, 132 and 133 and communications destined to emergency services are exempt from service disconnection; the obligation of the telephone companies to attend to complaints through the telephone is established and a new 105 number for special services is created to his purpose. In this respect, Telefónica CTC Chile had already incorporated the gratuity of those communications as of May 6, 2004 based on the coming into force of tariff decree No. 169 and, in turn, attention of claims by telephone had been established since the end of 2000 through its special 107 number. In terms of enabling emergency communications from lines subject to service disconnection, Telefónica CTC Chile provided this service on lines connected to exchanges that had the capacity and functionality to maintain access to emergency services even when service is cut off due to subscriber delinquency.

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Management's Discussion and Analysis of the Consolidated Financial Statements (Continued)

New format of Single Telephone Bill.

Decree No. 510 of the Ministry of Transportation and Telecommunications establishes the minimum contents and other elements of the Single Telephone Bill and sets a period of 120 days which expires on April 6, 2005 to apply the provisions established in the mentioned decree.

Technical Standard that classifies complementary services into categories.

Through Exempt Resolution No. 1319, of October 6, 2004, the Undersecretary of Telecommunications (Subtel) established supplementary services categories and assigned numbers to the respective categories of complementary services to which users can access through the public telephone network.

Public consultation regarding regulatory projects.

In July and August Subtel initiated a process of public inquiries with the operators in the telecommunications sector for regulatory proposals for Network Unbundling and IP Telephony, respectively.

The Network Unbundling proposal (that was subjected to a new public inquiry in December), defines the services and their operating conditions and adds new services that modify the conditions already defined in the tariff decree, defining new obligations which provide additional burdens to companies subject to network unbundling (obligation to invest, new rights of customers, discrimination in the obligations according to the technology used, etc.). Additionally, the obligation of resale is established for mobile companies and the resale conditions are regulated for wholesalers of alternative tariff plans offered by Telefónica CTC Chile. The Company participated in the mentioned public inquiries making its observations and formulating its legal objections, emphasizing that the majority of the proposals are a matter of law and not a matter of resolution, while other aspects of the regulatory proposal could not even be addressed as a law since they affect the rights that are guaranteed by the Chilean Constitution.

The proposal for IP Telephony defines a special type of telephony over broadband, which is provided using the existing infrastructure and with lower regulatory requirements than traditional telephony (for example: the multicarrier system for domestic long distance is not applied). This discriminates against traditional local operators, for which different conditions apply for the same service. The company along with other operators presented its observations and legal objections to the proposal, considering it among others, discriminatory as well as inhibiting investment in new infrastructure and broadband.

To date in both cases Subtel has not ruled on the comments and legal objections made by the Company and by other companies in the sector, nor has it sent the final texts to the Chilean General Comptroller for the legislative review process.

Lawsuit against the State of Chile

On October 31, 2001, Telefónica CTC Chile, seeking to correct errors in Tariff Decree No. 187 of 1999, filed a motion for reconsideration with the Ministries requesting corrections to the 1999 Tariff Decree No. 187. On January 29, 2002, the Ministries issued a joint rejection of this request, explaining that "having carefully evaluated, only the feasibility and timeliness of the petition made, considering the set of circumstances of the problem and the prudence that must orient public actions", and that the rejection "has had no other motivation than to protect the general interest and progress of the telecommunications services".

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Management's Discussion and Analysis of the Consolidated Financial Statements (Continued)

Having exhausted all administrative remedies aimed at correcting the illegal actions taken in the tariff-setting process of May 1999, in March 2002, Telefónica CTC Chile filed a lawsuit for damages against the Government in the amount of Ch$ 181,038,411,056 plus readjustments and interest, covering past and future damages incurred up to May 2004.

Expert reports were presented on various aspects of the case supporting the position held by Telefónica CTC Chile. On March 29, 2005, the court dictated a resolution summoning the parties to the first instance sentencing – resolution that involves an end to the discussion and evidence stage – sentence should be dictated in the following months.

Voissnet makes an accusation before the National Economic Attorney General's Office ("Fiscalía Nacional Económica") and files lawsuit before the Antitrust Commission, both against Telefónica CTC Chile

On January 20, Telefónica CTC Chile responded to the accusation made by Voissnet filed before the National Economic Attorney General's Office for alleged events which in its opinion attempted against free competition, development and growth of Internet technology, fundamentally of broadband telephony, and access to broadband, since they establish the prohibition of carrying voice using the Internet broadband access provided by Telefónica CTC.

On March 14, 2005 Telefónica CTC Chile responded to the complaint filed by Voissnet before the Antitrust Commission (Tribunal de Defensa de la Libre Competencia"), hereafter TDLC, which is founded on the same facts that Voissnet indicated in the accusation filed before the National Economic Attorney General's Office. Voissnet's intention is for the TDLC to force Telefónica CTC Chile to allow third parties to provide IP Telephony through the Internet using the ADSL owned by Telefónica.

Telefónica CTC Chile rejected each and every part of the accusations made by the accuser, providing market, legal and regulatory information regarding development of the broadband market in Chile, stating that it has made considerable investments to develop broadband in Chile and has facilitated the participation of all ISP through an open model, and that it is not opposed to IP telephony, but rather to the anti-competitive practices that companies are attempting to use, taking advantage of investments made by others.

Telefónica CTC Chile in turn filed a counterplea against Voissnet, in order for the Court to correct, prohibit and suppress the serious attempts against free competition incurred by that company, by providing telephone services to its subscribers without having the concession required by Law, or complying with the legal, regulatory and technical regulations applicable to telephony that are fulfilled by the public telephoe service concessionaries, applying practices of "decreaming" of customers of telephone concessionaries with a greater amount of traffic and which have the broadband service, and taking advantage of the existing infrastructure owned by the mentioned companies, without their authorization, and without any retribution or payment whatsoever for the use of the public telephone network and equipment used to provide broadband Internet access.

Subtel submitted the report requested by the TDLC in relation to the complaint presented by Voissnet, without making reference to the counterplea presented by Telefónica CTC, questioning the contractual restrictions imposed by Telefónica CTC.

Last April 8, Voissnet answered the counterplea filed by Telefónica CTC Chile, requesting that it be rejected in all its parts.

To date, the TDLC could summon the parties to a reconciliation hearing or receive the cause for the evidence stage.

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Management's Discussion and Analysis of the Consolidated Financial Statements (Continued)

9.	ANALYSIS OF MARKETS, COMPETITION AND RELATIVE PARTICIPATION

Relevant aspects of the industry.

During the first quarter of 2005, the Telecommunications industry maintained the dynamism that characterizes it, with important events such as mergers and acquisitions of operators that occurred during 2004 and continuity of the constant changes in consumer choices for telecommunications services.

It is estimated that lines in service as of March 2005 reached approximately 3.35 million, reflecting a 3% increase in respect to the same period last year, likewise, voice services show annual variations of approximately -11% in local, -14.5% in DLD and –6.2% in ILD in respect to the previous year.

It is estimated that as of May 2005 the mobile telephone market reached a total of 9.9 million subscribers; which represents accumulated growth in the order of 24% as of March 2004.

The Internet market shows a migration from narrowband to broadband, with a 22% decrease in the narrowband market with a total of 1,163 million minutes and a 41% increase in the broadband market, which as of March reaches 546 thousand accesses, 54% using ADSL technology.

Relevant aspects in the competitive arena.

Telefónica Móviles S.A. (TEM) acquired the assets of Bellsouth in Latin America and the mobile subsidiary of Telefónica CTC Chile.

On March 8, 2004, Telefónica Móviles S.A. announced a purchase agreement for the assets of Bellsouth Corporation in Latin America. This agreement includes Bellsouth's mobile operations in Chile which operate on a 25 Mhz spectrum in the 800 Mhz band with TDMA and 10 Mhz in the 1900 Mhz band with CDMA.

On May 18, 2004, the Board of Directors of Telefónica CTC Chile unanimously approved the offer made by Telefónica Móviles S.A., to purchase 100% of the mobile subsidiary of Telefónica CTC Chile, subject to the approval of the Shareholders' Meeting.

On July 15, 2004, a Shareholders' Meeting was held to decide on the sale of the mobile subsidiary of Telefónica CTC Chile, in which the shareholders made a counteroffer that meant that Telefónica Móviles S.A had to assume payment of the taxes derived from the operation.

On July 23, 2004, the sales contract was signed for all the shares of the subsidiary; with which, Telefónica CTC Chile no longer participates in the mobile business.

Telefónica Móviles S.A. consults the Bellsouth purchase with the Antitrust Commission

Telefónica Móviles S.A., subsidiary of Telefónica S.A. consulted with the Antitrust Commission in respect to the contract denominated "Stock Purchase Agreement" dated March 5, 2004, signed with Bellsouth Corporation, through which it acquires all the telephone assets of the latter within Central and South America, among which is its indirect participation in 100% of Bellsouth Chile S.A., current mobile telephone operator in the Chilean market.

On January 4, 2005 the Antitrust Commission approved the consultation of Telefónica Móviles S.A., subsidiary of Telefónica S.A., setting a series of conditions for the merger. One of these conditions directly affects Telefónica CTC Chile, establishing that, all joint offers for regular and mobile telephone services, commercialized by the merged company and which considers regular telephone services provided by Telefónica CTC Chile, will be understood as a joint offer made by Telefónica CTC Chile and therefore must be regulated by Decree No. 742 of the Undersecretary of Telecommunications of Chile, published on February 26, 2004.

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Management's Discussion and Analysis of the Consolidated Financial Statements (Continued)

Liberty Media takes control of United Global Com, Head Office of VTR and request the merger of its operations in Chile.

On January 5, 2004 Liberty Media, owner of 50% of Metrópolis Intercom in association with the Claro Group, announced the takeover of the management of United Global Com, owner of 100% of VTR Chile. After that operation, Liberty requested the Antitrust Commission analyze the possibility of merging VTR and Metrópolis Intercom. Both companies concentrate 90% of the Cable TV market in Chile (over 90% in Pay TV) and are relevant competitors in the broadband market providing cable modem. Likewise, VTR is the second operator of local telephone services in the country.

On June 9, 2004 the National Economic Attorney General's Office issued its report to the Antitrust Commission recommending the authorization of the merger subject to compliance with a series of restrictions.

On October 25, 2004, the Antitrust Commission resolved to approve the merger of VTR and Metrópolis Intercom, requiring certain conditions, of distribution of contents, prices, quality of service and opening of cable network broadband to other ISP. These conditions are applied to ensure development of effective competition in the pay TV market in the short-term.

On March 10, 2005 the Supreme Court of Chile authorized the merger of VTR and Metrópolis, however it considered that the transaction could hinder development of effective competition in the pay television market in the short-term, therefore it made the transactions subject to fulfillment of eight conditions, thus ratifying the decision of the Antitrust Commission in respect to merger restrictions.

Analysis of relative market share

Local Telephone Service.

This market contemplates providing local telephone services inside the primary areas, interconnection with other telecommunications companies and other unregulated local telephone services. Concessions granted by the Undersecretary of Telecommunications and the Ministry of Transport and Telecommunications (Subtel) are the entry barriers to this industry.

12 companies with 13 brands currently participate in this market, including 4 rural operators. It is estimated that market penetration in terms of lines in service as of March 2005 stood at 20.9 per 100 inhabitants. As of March 2005 Telefónica CTC Chile has a fixed line market share of approximately 72.8%.

Long Distance.

This market contemplates communications services between primary areas (DLD) and international communications (ILD), also known as intermediate services.

On March 9, 1994 Law No. 19,302 came into effect. It establishes the application of a multicarrier system for domestic and international long distance. This law allows local telephone operators to participate in the long distance market through an independent subsidiary subject to a series of requirements.

In this market there are currently 15 companies operating with 18 carrier codes. Traffic in the DLD market through fixed telephone lines recorded a drop estimated a -14.5% in the first quarter of 2005 compared to the first quarter of 2004. In the same period a decrease of 6.2% is estimated in market ILD. Telefónica CTC Chile, through its subsidiaries Telefónica Mundo 188 and GLOBUS 120, reached an estimated 45.9% market share in domestic long distance and 31.5% in outgoing international long distance.

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Management's Discussion and Analysis of the Consolidated Financial Statements (Continued)

Corporate Communications.

This business area provides circuit and data services (Datared, E1, ATM, Frame Relay), IP network solutions, Hosting, ASP and advanced telecommunications solutions for corporate customers and Internet service providers (ISPs). Likewise includes commercialization of advanced equipment (multiple lines and PABx, among others).

In this business Telefónica CTC Chile competes with 8 companies in the private services sector and in the hosting business with at least 10 companies, reaching a market share in respect to revenues of approximately 47% as of the fourth quarter of 2004, including sales of advanced equipment to companies.

Mobile Communications.

Provides mobile communication services (cellular telephones, pagers, trunking and wireless data transmission). There are currently three mobile telephone operators, one smaller operator of mobile satellite communications and one operator that offers digital trunking which is authorized to interconnect with the public mobile network.

Telefónica CTC Chile stopped offering mobile telephone services in July 2004. It currently maintains the relationship with this sector through incoming and outgoing local telephone network services. Fixed-mobile traffic from January to March 2005 experienced an 8% growth in comparison to the same period the previous year. The upward trend began during the second half of 2004 mainly due to the 27% decrease in mobile network access charges and the increase in mobile subscribers. Fixed-mobile traffic increased by +4% in the same period.

Pay TV.

The pay television market is composed of two main competitors that are involved in a merger process (VTR and Metrópolis Intercom) who jointly have over 90% of the Pay TV market with 747,769 connections as of March 2005, two satellite TV operators and close to 20 Cable TV operators in specific areas, which altogether do not exceed 4% of the market share.

Internet Access.

In this market there are currently approximately 35 ISPs operating effectively, with three of these concentrating 83% of switchboard traffic. IP traffic (switchboard) accumulated from January to March 2005 in the network of Telefónica CTC Chile reached the order of 872 million minutes with a 29% drop with respect to the same period in 2004, mainly due to migration of users to broadband.

Telefónica CTC Chile continues with intensive deployment of Internet access through ADSL broadband, directly to the customer and through a wholesale model in the ISP industry. As of March 2005, Telefónica CTC Chile broadband connections in service reached 221,880 with a growth of 55% in respect to March 2004, achieving an estimated broadband market share of 41% (considering speeds equal to or exceeding 128 kbps).

Other Businesses.

Comprises the Public Telephone market, in which Telefónica CTC Chile participates through its subsidiary CTC Equipos. There are seven nationwide companies of which CTC Equipos, as of March 2005 has approximately 23% market share considering 10,086 public telephones. Additionally, Telefónica CTC Chile has another 16,854 community telephones installed.

On November 20, 2001 a new subsidiary was formed to commercialize and install security and monitoring systems for residential and corporate customers, providing surveillance services and any other service relating to the above. As of March 2005 it is estimated that Telefónica CTC Chile has a market share of 29.4% in this service.

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Management's Discussion and Analysis of the Consolidated Financial Statements (Continued)

10.	ANALYSIS OF MARKET RISK

Financial Risk Coverage

With the attractive interest rates in certain periods, the Company has obtained financing abroad, denominated primarily in dollars and euros and in certain cases, at a variable interest rate. For this reason the Company is exposed to two types of financial risks, the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

Financial risk due to foreign currency fluctuations

The Company has exchange rate hedging instruments for the purpose of reducing the negative impact of dollar and euro fluctuations on its results. The percentage of interest bearing debt exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are dollar/UF and dollar/peso exchange instruments.

As of March 31, 2005, total interest bearing debt was US$ 955 million, including US$ 731 million in financial liabilities in dollars US$ 128.5 million in debt denominated in "unidades de fomento" and US$ 95.5 million of debt in Chilean pesos. In this manner US$ 731 million corresponded to debt exposed to foreign currencies and therefore directly or indirectly exposed to the variations of the dollar.

Simultaneously, the Company had dollar/UF, dollar/peso exchange insurance and assets in dollars that resulted, (at the end of the first quarter of 2005) in exposure to foreign exchange of close to 0%.

Financial risk due to floating interest rate fluctuations

The policy for hedging interest rates seeks to reduce the negative impact on financial expenses due to increases in the interest rate.

As of March 31, 2005, the Company had debts at variable interest rates, Libor, Euro Libor and TAB mainly for syndicated loans.

To protect the Company from increases in the variable (floating) interest rates, derivative financial instruments have been used, particularly Cross Currency Swap (which protect the Libor rate), to limit the future fluctuations of interest rates. As of March 31, 2005 this has allowed the Company to end with an exposure of 34% of total interest bearing debt.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMMUNICATIONS COMPANY OF CHILE
Date: June 3, 2005	By: /s/ Julio Covarrubias F.
Name: Julio Covarrubias F.
Title: Chief Financial Officer